As filed with the Securities and Exchange Commission on September 11, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ADVANCED MEDICAL OPTICS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation or Organization)

33-0986820

(IRS Employer Identification Number)

1700 E. St. Andrew Place

Santa Ana, California 92705

(714) 247-8200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Aimee S. Weisner

Corporate Vice President, General Counsel and Secretary

1700 E. St. Andrew Place

Santa Ana, California 92705

(714) 247-8200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With a copy to:

Brian S. McCarthy, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California 90071

(213) 687-5000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee

3½% Convertible Senior Subordinated Notes due April 15, 2023	$140,000,000(1)	100%(2)	$140,000,000(2)	$11,326

Common Stock, par value $0.01 per share (including the associated Rights to purchase Series A Junior Participating Preferred Stock (3)	6,816,796 shares(4)	—	—	(5)

(1)	Represents the aggregate principal amount at maturity of the notes originally issued by the registrant on June 24, 2003.
(2)	Equals the aggregate principal amount of the notes being registered. Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Rights to purchase Series A junior participating preferred stock of the registrant are attached to all shares of the registrant’s common stock in accordance with the Rights Agreement, dated June 24, 2002, by and between the registrant and Mellon Investor Services, LLC, as rights agent. The rights are not exercisable until the occurrence of events specified in the Rights Agreement, are evidenced by the certificates for the common stock and are transferable solely with the common stock. The value attributable to the rights, if any, is reflected in the value of the common stock.
(4)	Represents the number of shares of common stock initially issuable upon conversion of the notes. Pursuant to Rule 416 under the Securities Act, also includes such indeterminate number of shares of common stock as may be issued from time to time upon conversion of the notes as a result of the anti-dilution provisions contained therein.
(5)	No separate consideration will be received for the shares of common stock issuable upon conversion of the notes, and, therefore, no registration fee is required pursuant to Rule 457(i) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated September 11, 2003

PROSPECTUS

$140,000,000

3½% Convertible Senior Subordinated Notes due April 15, 2023

and

Shares of Common Stock Issuable Upon Conversion of the Notes

On June 24, 2003, we issued and sold $140,000,000 aggregate principal amount of our 3½% Convertible Senior Subordinated Notes due April 15, 2023 in a private offering. Selling securityholders will use this prospectus to resell the notes and the shares of our common stock issuable upon conversion of the notes.

Each holder’s notes are convertible, at such holder’s option, into shares of our common stock at a conversion rate of 48.6914 shares per $1,000 principal amount of notes (which represents a conversion price of approximately $20.538 per share), subject to adjustment as described in this prospectus, only in the following circumstances: (1) during any fiscal quarter commencing after September 30, 2003 if the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter; (2) subject to certain exceptions, during the five business days after any five consecutive trading day period in which the trading price per $1,000 principal amount of the notes for each day of such period was less than 95% of the product of the closing sale price of our common stock and the conversion rate; (3) upon the occurrence of specified credit rating events with respect to the notes; (4) if the notes have been called for redemption; or (5) upon the occurrence of certain corporate events. Upon conversion, we have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock.

The notes bear interest at a rate of 3½% per year. Interest on the notes is payable on April 15 and October 15 of each year, beginning on October 15, 2003. Beginning with the six-month interest period commencing April 15, 2008, we will pay contingent interest during any six-month interest period if the trading price of the notes for each of the five trading days ending on the second trading day immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the notes.

The notes are subject to special United States federal income tax rules. For a discussion of the special tax regulations governing contingent payment debt securities, see “United States Federal Income Tax Consequences.”

Each holder may require us to repurchase its notes on April 15 of 2008, 2013 and 2018 or upon specified events at a purchase price equal to 100% of the principal amount plus accrued but unpaid interest, including contingent interest, if any. If a holder requires us to repurchase notes, we may choose to pay the repurchase price in cash or shares of our common stock or a combination of cash and shares of our common stock. We may redeem some or all of the notes on or after April 18, 2008.

Our common stock is listed on the New York Stock Exchange under the symbol “AVO.” On September 10, 2003, the closing sale price of our common stock as reported by the New York Stock Exchange was $17.55 per share.

The notes are not listed on any securities exchange or included in any automated quotation system.

The notes are unconditionally guaranteed by our subsidiary AMO Holdings, LLC. Provided that we do not issue any senior subordinated debt securities guaranteed by any of our subsidiaries, the AMO Holdings guarantee will terminate on the date we have paid in full all of our 9¼% senior subordinated notes due 2010.

The notes are subordinated in right of payment to all of our existing and future senior indebtedness, including indebtedness under our senior credit facility, and the subsidiary guarantee is subordinated in right of payment to the subsidiary guarantor’s existing and future senior indebtedness. Claims of creditors and holders of preferred stock of our non-guarantor subsidiaries generally will have priority with respect to the assets of those subsidiaries over our claims and the claims of our creditors, including holders of the notes. The notes rank equal in right of payment to our outstanding 9¼% senior subordinated notes due 2010.

Investing in the notes and our common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section of this prospectus beginning on page 8.

We will not receive any of the proceeds from the sale of the notes or the shares of common stock by the selling securityholders. The notes and the shares of common stock may be offered by the selling securityholders in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling securityholders. In addition, the shares of common stock may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2003.

Unless otherwise indicated, all references in this prospectus to “Advanced Medical Optics,” “AMO,” “company,” “we,” “our,” “us” or similar terms refer to Advanced Medical Optics, Inc., together with its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document that we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, DC. 20549 and the SEC’s regional office located at 500 West Madison Street, Suite 1400, Chicago, IL 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public over the Internet at the SEC’s website at http://www.sec.gov. In addition, you may inspect our SEC filings at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005. You may find additional information about Advanced Medical Optics and its subsidiaries at http://www.amo-inc.com. The information on our website is not a part of this prospectus.

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than current reports furnished under Item 9 or 12 of Form 8-K), after the date of this prospectus and until we have sold all of the notes to which this prospectus relates or this offering is otherwise terminated:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 14, 2003;

•	our Quarterly Reports on Form 10-Q for the quarter ended March 28, 2003, filed with the SEC on May 5, 2003, and for the quarter ended June 27, 2003, filed with the SEC on August 5, 2003; and

•	our Current Reports on Form 8-K, filed with the SEC on April 1, 2003, June 18, 2003, June 19, 2003, June 20, 2003, June 26, 2003, July 1, 2003, July 8, 2003, July 17, 2003 and July 23, 2003.

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You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Advanced Medical Optics, Inc.

1700 E. St. Andrew Place

Santa Ana, California 92705

Tel.: (714) 247-8200

Attention: Investor Relations

Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in this prospectus.

The information incorporated by reference in this prospectus is an important part of this prospectus. Any statement in a document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such statement.

TRADEMARKS AND TRADE NAMES

We own or have rights to trademarks or trade names that we use in conjunction with the sale of our products, including, without limitation, each of the following: Advanced Medical Optics™, Allervisc®, Amadeus™, AMO®, Array®, blink™, Blink-n-Clean®, ClariFlex®, Complete®, Complete®ComfortPLUS™ Consept F®, Consept 1 Step®, Diplomax®, Injector Ring™, OptiEdge™, Oxysept 1 Step®, PhacoFlex® II SI30NB®, SI40NB®, SI55NB®, Prestige®, Sensar®, Sovereign®, Sovereign®Compact™, The Unfolder®, Total Care®, UltraCare®, Ultrazyme®, Verisyse™, Vitrax®, and Whitestar™.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical fact are “forward-looking statements” for purposes of these sections, including, without limitation, statements as to the anticipated effects of this offering; any predictions of earnings, revenues, expenses or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products; any statements regarding future economic conditions; any statements concerning our future operations, financial condition and prospects; and any statements of assumptions underlying the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “could,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “seeks,” “potential,” “likely,” “continue,” or similar words, or expressions of the negative of these terms. These forward-looking statements are only predictions and, accordingly, are subject to substantial risks, uncertainties and assumptions.

Some of the factors that might cause actual results to differ materially from the forward-looking statements we make in this prospectus, might cause us to modify our plans or objectives, may affect our ability to pay timely amounts due under the notes and/or may affect the value of the notes and the shares of common stock issuable upon conversion of the notes include, but are not limited to, those described under “Risk Factors” in this prospectus.

We caution you that any forward-looking statement reflects only our belief at the time the statement is made. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update any of the forward-looking statements to reflect events or developments after the date of this prospectus.

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SUMMARY

This summary highlights some important information about our business and about this offering. It does not include all of the information you should consider before deciding to purchase any notes or shares of our common stock. Please review this prospectus in its entirety, including the risk factors section, and the information incorporated by reference in this prospectus, before you decide to purchase any notes or shares of our common stock.

Advanced Medical Optics, Inc.

We were incorporated in Delaware in October 2001 as a subsidiary of Allergan, Inc. Allergan spun-off our company to its stockholders by way of a pro rata distribution of all of our shares of common stock on June 29, 2002. As a result of our spin-off from Allergan, we are now an independent public company, and Allergan has no continuing stock ownership in us.

Our Businesses

We are a global leader in the development, manufacture and marketing of medical devices for the eye and eye care products. We have two major product lines: ophthalmic surgical and eye care.

Ophthalmic Surgical Product Line

Our ophthalmic surgical products business develops, manufactures and markets medical devices for the cataract and refractive surgery markets. We focus on three major segments of the cataract surgery market:

•	foldable intraocular lenses, referred to as “IOLs,” implanted in the lens capsule to restore sight;

•	phacoemulsification machines used to break-up the cloudy human lens prior to its replacement with an IOL; and

•	related surgical accessories such as implantation systems, viscoelastics and disposables.

Foldable IOLs we market for small incision cataract surgery include the Array® multifocal silicone IOL; our PhacoflexII® line of monofocal silicone IOLs; and the Sensar® acrylic IOL. Our third-generation silicone IOL is the ClariFlex® lens. Both the ClariFlex® and Sensar® lenses have our patented OptiEdge™ square edge, with a design intended to reduce post-surgical posterior capsular opacification (PCO), the need for subsequent laser procedures, and the potential for unwanted glare and reflections following implantation. Along with foldable IOLs, we also market a series of insertion systems for each of our foldable lens models, referred to as The UnFolder® implantation systems. These systems assist the surgeon in achieving controlled release of IOLs.

Phacoemulsification is a method of cataract extraction that uses ultrasound waves to break the natural lens into small fragments that can then be removed. We currently market the Prestige®, AMO® Diplomax®, Sovereign® and Sovereign® Compact™ phacoemulsification systems. We also market AMO® Vitrax® and CoEase™ viscoelastics used to maintain the anterior chamber and protect endothelial cells during cataract surgery. We have partnered with Allegiance Healthcare Corporation to provide custom surgical procedure packs to our U.S. and European customers. We also market and distribute the Injector Ring™ capsular tension rings in Europe that are manufactured by Corneal Laboratories. Capsular tension rings are inserted into the capsular bag during cataract surgery and function to stabilize the capsular bag during placement of IOLs.

In the refractive surgery market, we offer the Amadeus™ microkeratome. Surgeons use microkeratomes in LASIK procedures to cut a flap of corneal tissue that is folded back during the laser procedure and then folded back to its original position. We are the exclusive worldwide distributor of the Amadeus™ microkeratome and SurePass® microkeratome blades, which are manufactured by SIS AG, Surgical Instrument Systems in Switzerland. In addition, we market the Verisyse™ phakic IOL in Europe, used in refractive surgery for the correction of hyperopia, myopia and astigmatism. This lens is undergoing late-stage trials in the United States. Once approved, we intend to market and distribute the lens globally, with exclusive marketing and distribution rights in the United States, Mexico, Canada and Japan. We also have a co-marketing agreement with VISX Incorporated, which sells excimer laser systems for vision correction.

In January 2003, we acquired from Optikon worldwide distribution rights to an AMO branded vitreal retinal system. This system allows us to enter a new market segment for treatments for the back of the eye.

Eye Care Product Line

We develop, manufacture and market a full range of products for use with most types of contact lenses. These products include single-bottle multi-purpose cleaning and disinfecting solutions to destroy harmful microorganisms in and on the surface of contact lenses; daily cleaners to remove undesirable film and deposits from contact lenses; enzymatic cleaners to remove protein deposits from contact lenses; and contact lens rewetting drops to provide added wearing comfort. Our leading brands include blink™, Complete®, Complete® MoisturePLUS™, Complete Blink-N-Clean® , Consept F® , Consept 1 Step® , Oxysept 1 Step® , UltraCare® , Ultrazyme® and Total Care® .

International Operations

Our products are sold in over 60 countries. International sales represented 72%, 69% and 69% of total sales for the years ended December 31, 2002, 2001 and 2000, respectively, and 74% for the six months ended June 27, 2003. Of those international sales, sales in Japan represented 27%, 25% and 24% for the years ended December 31, 2002, 2001 and 2000, respectively, and 27% for the six months ended June 27, 2003.

Our Agreements with Allergan

As a result of the spin-off, we and Allergan operate independently of each other as separate public companies. Neither we nor Allergan has any beneficial stock ownership interest in the other. In connection with the spin-off, we entered into a contribution and distribution agreement with Allergan that, together with other ancillary agreements with Allergan, have facilitated our separation. These agreements continue to govern our relationship with Allergan subsequent to the spin-off and provide for the allocation of employee benefits, tax and other liabilities and obligations. The material ancillary agreements include: a transitional services agreement, a manufacturing agreement, an employee matters agreement and a tax sharing agreement. The manufacturing agreement will expire on June 29, 2005. The transitional services agreement will expire on June 29, 2005, although most services under this agreement were terminated at the end of June 2003. For copies of these agreements, please refer to “Where You Can Find More Information.”

Address and Telephone Number

The mailing address and telephone number of our principal executive offices are: Advanced Medical Optics, Inc., 1700 E. St. Andrew Place, Santa Ana, California 92705, Tel.: (714) 247-8200.

Recent Developments

Tender Offer

On July 23, 2003, we repurchased $115 million of the $200 million aggregate outstanding principal amount at maturity of our 9¼% senior subordinated notes due 2010 pursuant to a “modified Dutch auction” cash tender offer, which we refer to in this prospectus as the “Tender Offer.”

Spain Manufacturing Facility

On July 17, 2003, a Spanish subsidiary of ours entered into an agreement with Alcon CUSI, S.A., a subsidiary of Alcon, Inc., to purchase an existing manufacturing facility in Madrid, Spain. We will pay approximately $22 million for the facility, which will manufacture eye care products, including our Complete® branded product line. The transaction is subject to the satisfaction of regulatory requirements and customary closing conditions, and is expected to close in early November, 2003.

Value Added Tax Receivable

As part of our spin-off from Allergan, Allergan transferred to us certain assets, which included a receivable for the reimbursement of certain previously paid value added taxes, or VAT, in the amount of approximately $5.8 million. In August 2003, we were notified that Allergan received an aggregate of approximately $4.2 million from the applicable tax authorities related to these VAT assets. We submitted a formal request to Allergan for recovery of the amount held by Allergan as required by the spin-off agreements, which Allergan denied. We therefore have initiated dispute resolution procedures to recover the funds. Although we believe that Allergan has improperly withheld these funds, we are unable to determine the outcome of this matter at this time.

THE OFFERING

Securities Offered	$140,000,000 aggregate principal amount of our 3½% Convertible Senior Subordinated Notes due April 15, 2023.

Maturity Date	April 15, 2023

Ranking, Subsidiary Guarantee	The notes are unconditionally guaranteed by our wholly owned subsidiary AMO Holdings, LLC. Provided that we do not issue any senior subordinated debt securities guaranteed by any of our subsidiaries, the AMO Holdings guarantee will terminate on the date we have paid in full all of our 9¼% senior subordinated notes due 2010.

The notes are subordinated in right of payment to all of our existing and future senior indebtedness, including indebtedness under our senior credit facility, and the subsidiary guarantee is subordinated in right of payment to the subsidiary guarantor’s existing and future senior indebtedness. Claims of creditors and holders of preferred stock of AMO’s non-guarantor subsidiaries generally will have priority with respect to the assets of those subsidiaries over the claims of AMO and its creditors, including holders of the notes. The notes rank equal in right of payment to our outstanding 9¼% senior subordinated notes due 2010.

As of June 27, 2003, after giving effect to the Tender Offer, we would have had approximately $14 million of senior indebtedness outstanding, consisting of borrowings under our senior credit facility, and $85 million aggregate principal amount at maturity of our 9¼% senior subordinated notes due 2010 outstanding, and our subsidiaries would have had approximately $60 million of liabilities (excluding intercompany indebtedness). Approximately $12 million of our senior credit facility has been reserved to support letters of credit issued on our behalf, and approximately $74 million, exclusive of letters of credit, was available for future borrowing as of June 27, 2003.

Interest	3½% per annum on the principal amount, from June 24, 2003, payable semi-annually in arrears in cash on April 15 and October 15 of each year, beginning October 15, 2003.

Contingent Interest	Beginning with the six-month interest period commencing April 15, 2008, we will pay contingent interest in cash during any six-month interest period if the trading price of the notes for each of the five trading days ending on the second trading day immediately preceding the first day of the applicable six-month interest period equals or exceeds 120% of the principal amount of the notes. During any interest period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of notes will equal 0.25% of the average trading price of $1,000 principal amount of notes during the five trading days immediately preceding the first day of the applicable six-month interest period.

Conversion	Holders of notes may convert their notes into shares of our common stock at a conversion rate of 48.6914 shares per $1,000 principal amount of notes (which represents a conversion price of approximately $20.538 per share), subject to adjustment, on or prior to the final maturity date only under the following circumstances:

•     during any fiscal quarter commencing after September 30, 2003 if the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter; or

•     during the five business days after any five consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes for each day of such measurement period was less than 95% of the product of the closing sale price of our common stock and the conversion rate; provided, that a holder may not convert its notes in reliance on this provision after April 15, 2018 if on any trading day during such measurement period the closing sale price of our common stock was between 100% and 120% of the then current conversion price of the notes; or

•     during any period in which the credit rating assigned to the notes by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors (“S&P”) and Moody’s Investor Services and its successors (“Moody’s”) is below CCC+ or Caa2, respectively, or if either of these rating agencies does not rate or no longer rates the notes, or if either of these rating agencies suspends or withdraws the rating assigned to the notes; or

• if the notes have been called for redemption; or

• upon the occurrence of certain corporate events described under “Description of Notes—Conversion of Notes—Conversion Upon Specified Corporate Transactions.”

Upon conversion, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock.

Sinking Fund	None.

Optional Redemption	Beginning April 18, 2008, we may redeem any of the notes for cash by giving holders at least 30 days notice. We may redeem the notes in whole or in part at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, including contingent interest, if any, to, but excluding, the redemption date.

Fundamental Change	If a Fundamental Change (as described under “Description of Notes—Repurchase at Option of the Holder Upon a Fundamental Change”) occurs prior to maturity, each holder may require us to repurchase all or part of its notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, including contingent interest, if any, to, but excluding, the repurchase date. We may choose to pay the repurchase price in cash, shares of our common stock, shares of common stock of the surviving corporation, or a combination of cash and shares of the applicable common stock. If we elect to pay all or a portion of the repurchase price in common stock, shares of the applicable common stock will be valued at 97.5% of the average closing sale price of such common stock for the five trading days ending on the third trading day prior to the applicable repurchase date.

Repurchase at the Option of the Holder

Holders may require us to repurchase all or a portion of their notes for cash on April 15, 2008, 2013 and 2018 at a repurchase price of 1Holders may require us to repurchase all or a portion of their notes for cash on April 15, 2008, 2013 and 2018 at a repurchase price of 100% of their principal amount, plus accrued and unpaid interest, including contingent interest, if any, to, but excluding, the repurchase date. We may choose to pay the repurchase price in cash, shares of our common stock, or a combination of cash and shares of our common stock. If we elect to pay all or a portion of the repurchase price in common stock, shares of our common stock will be valued at 97.5% of the average closing sale price of our common stock for the five trading days ending on the third trading day prior to the applicable repurchase date.

Use of Proceeds	We will not receive any of the proceeds upon the resale of the notes or the common stock by any selling security holder.

Trading	The notes will not be listed on any securities exchange or included in any automated quotation system. The notes initially sold to qualified institutional buyers are eligible for trading in the PORTAL market. However, the notes resold pursuant this prospectus will no longer be eligible for trading in the PORTAL market. An active or liquid market may not develop for the notes.

Common Stock	Our common stock is listed on the New York Stock Exchange under the symbol “AVO.”

United States Federal Income Tax Considerations

We and each holder of the notes agreed in the indenture, for United States federal income tax purposes, to treat the notes as “contingent payment debt instruments” and to be bound by our application of the United States Treasury regulations that govern contingent payment debt instruments. Under such regulations, even if we do not pay any contingent interest on the notes, a beneficial owner of the notes who is a U.S. Holder, as defined below under “United States Federal Income Tax Consequences,” will be required to include interest, which we refer to as tax original issue discount, at the rate described below in its gross income for United States federal income tax purposes, regardless of whether such owner uses the cash or accrual method of tax accounting. This imputed interest will accrue at a rate equal to 8.125% per year, computed on a semiannual bond equivalent basis, which represents the yield on our noncontingent, nonconvertible, fixed-rate debt with terms and conditions otherwise similar to those of the notes. The rate at which this imputed interest will accrue for United States federal income tax purposes will exceed the stated cash interest payable on the notes.

Each holder of the notes will recognize a gain or loss on the sale, exchange, purchase by us at the holder’s option, conversion, redemption or retirement of a note in an amount equal to the difference between the amount realized, including the fair market value of any common stock received upon conversion, and the holder’s adjusted tax basis in the notes. Any gain recognized by a holder on the sale, exchange, purchase by us at the holder’s option, conversion, redemption or retirement of a note generally will be ordinary interest income; any loss generally will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. Holders should consult their tax advisers as to the United States federal, state, local or other tax consequences of acquiring, owning and disposing of the notes. See “United States Federal Income Tax Consequences.”

Risk Factors

You should carefully consider the information set forth under “Risk Factors” in this prospectus beginning on page 8 and all other information included or incorporated by reference in this prospectus before deciding to purchase any notes or shares of our common stock.

RISK FACTORS

You should carefully consider the following factors and other information included and incorporated by reference in this prospectus before deciding to purchase any notes or shares of our common stock. These risks and uncertainties are not the only ones we face. Others that we do not know about now, or that we do not now think are important, may also impair our business. The risks described in this section and in information included or incorporated by reference in this prospectus could cause our actual results to differ materially from those anticipated.

Risks Relating to Our Business

We have a limited history operating as an independent company upon which you can evaluate us.

We have a limited operating history as a stand-alone entity. Prior to our separation from Allergan on June 29, 2002, the optical medical device business was operated by Allergan as a part of its broader corporate organization rather than as a stand-alone company. Our historical financial information prior to our separation from Allergan is not representative of what our historical results as an independent company would have been and, therefore, is not indicative of our future results. Financial information for all periods prior to June 29, 2002 includes those revenues and expenses directly attributable to our operations and allocations for services provided to us by Allergan. Historically, Allergan performed all corporate functions for us. As a separate entity, we incur costs for these functions that are higher than the amounts allocated to us in our historical consolidated financial statements. In addition, our transitional services agreement with Allergan will expire on June 29, 2005, although most services under this agreement were terminated by the end of June 2003. As a result, we may incur potentially higher costs to have third parties provide these services. We also have not made adjustments to our historical financial information for periods prior to June 29, 2002 to reflect changes that occurred in our cost structure, financing and operations as a result of our separation from Allergan. In addition, our historical financial information for periods prior to June 29, 2002 does not reflect any increased costs associated with being a publicly traded, independent company.

We have a significant amount of debt and may incur additional debt in the future. Our level of debt could adversely affect our business, financial condition and results of operations and our ability to meet our payment obligations under the notes and our other debt.

We have a significant amount of debt. As of June 27, 2003, after giving effect to the Tender Offer, we would have had approximately $242 million of outstanding debt. In addition, approximately $12 million of our senior credit facility has been reserved to support letters of credit issued on our behalf, and approximately $74 million, exclusive of letters of credit, was available for future borrowing as of June 27, 2003.

This level of debt could have significant consequences, including:

•	making it more difficult for us to meet our payment and other obligations under the notes and our other outstanding debt;

•	resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which event of default could result in all of our debt becoming immediately due and payable;

•	reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under the notes and our other debt. If we incur additional debt, the risks described with respect to the notes would increase.

Our ability to meet our payment and other obligations under our debt depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations, or that future borrowings will be available to us under our senior credit facility or otherwise, in an amount sufficient to enable us to meet our payment obligations under the notes and our other debt and to fund other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under the notes and our other debt.

A significant amount of our debt agreements contain covenant restrictions that may limit our ability to operate our business.

The agreements governing our senior credit facility and our outstanding 9¼% senior subordinated notes contain, and any of our future debt agreements may contain, covenant restrictions that limit our ability to operate our business, including restrictions on our ability to:

•	incur additional debt,

•	create liens,

•	make investments,

•	enter into transactions with affiliates,

•	sell assets,

•	declare or pay dividends or other distributions to stockholders, and

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

Under our senior credit facility, we are required to deposit 70% of the net proceeds from the issuance of any senior subordinated securities into a separate cash collateral account and use those net proceeds to repay borrowings under the credit facility or indebtedness outstanding at the time we entered into the credit facility. Our senior credit facility also requires us to maintain specific leverage and interest coverage ratios. Our ability to comply with these covenants is dependent on our future performance, which will be subject to many factors, some of which are beyond our control, including prevailing economic conditions.

A failure to comply with these covenants could result in a default under the notes and our other debt, which could permit the holders to accelerate such debt. If any of our debt is accelerated, we may not have sufficient funds available to repay such debt.

Our ability to engage in acquisitions and other strategic transactions using our stock is subject to limitations because of the federal income tax requirements for a tax-free spin-off.

Our ability to issue additional equity or engage in transactions involving a change in ownership of our stock are constrained by our agreements with Allergan and are subject to limitations because of the federal income tax requirements for a tax-free spin-off. In addition, our tax sharing agreement and contribution and distribution agreement with Allergan limit our ability to use our stock for acquisitions and other similar strategic transactions. We may determine that it is desirable to incur debt or issue equity in order to fund our working capital, capital expenditure and research and development requirements, as well as to make other investments. If we are unable to engage in such financing transactions within the tax constraints discussed above or to complete such debt or equity financing on terms acceptable to us, our business will be harmed. In addition, many of our competitors are not subject to similar restrictions and may issue their stock to complete acquisitions, expand their product offerings and speed the development of new technology. Therefore, these competitors may have a competitive advantage over us.

We may be required to satisfy certain indemnification obligations to Allergan, or may not be able to collect on indemnification rights from Allergan.

Under the terms of our contribution and distribution agreement with Allergan, we and Allergan have each agreed to indemnify each other from and after the distribution with respect to the debt, liabilities and obligations retained by our respective companies. These indemnification obligations could be significant. The ability to satisfy these indemnities, if called upon to do so, will depend upon the future financial strength of each of our companies. We cannot determine whether we will have to indemnify Allergan for any substantial obligations, and we do not have control over or clear visibility to the settlement of certain claims and lawsuits which require partial indemnification by us. We also cannot assure you that, if Allergan is required to indemnify us for any substantial obligations, Allergan will have the ability to satisfy those obligations.

We may be responsible for federal income tax liabilities that relate to the distribution of our common stock by Allergan.

Allergan has received a ruling from the Internal Revenue Service to the effect that the spin-off qualified as a tax-free transaction. If either we or Allergan breach representations to each other or to the Internal Revenue Service, or if we or Allergan take or fail to take, as the case may be, actions that result in the spin-off failing to meet the requirements of a tax-free spin-off pursuant to Section 355 of the Internal Revenue Code, the party in breach will indemnify the other party for any and all resulting taxes. If we were required to pay any of the potential taxes described above, the payment would have a material adverse effect on our financial position.

We face intense competition, and our failure to compete effectively could have a material adverse effect on our profitability and results of operations.

The markets for our ophthalmic surgical device and eye care products are intensely competitive and are subject to rapid and significant technological change. We have numerous competitors in the United States and abroad, including, among others, large companies such as Alcon, Inc., a subsidiary of Nestle S.A.; Bausch & Lomb and its acquired businesses, Chiron Vision and Storz Ophthalmics; CIBA Vision Corporation, a unit of Novartis; Pfizer’s acquired business, Pharmacia Ophthalmics; Staar Surgical; and Moria. Many of our competitors have substantially more resources and a greater marketing scale than we do. If we are unable to develop and produce or market our products to effectively compete against our competitors, our operating results will materially suffer.

Our business is subject to extensive government regulation.

Our products and operations are subject to extensive regulation in the United States by the Food and Drug Administration and various other federal and state regulatory agencies, including healthcare fraud and abuse provisions, such as anti-kickback and physician self-referral laws and regulations. Additionally, in many foreign countries in which we market our products, we are subject to similar regulations. Compliance with these regulations is expensive and time-consuming. If we fail to comply, we may be subject to fines, injunctions and penalties that could harm our business. Product sales, introductions or modifications may be delayed or canceled as a result of U.S. or foreign regulatory processes, which could cause our sales to decline. Failure to obtain regulatory clearance or approvals of new products we develop, any limitations imposed by regulatory agencies on new product use or the costs of obtaining regulatory clearance or approvals could have a material adverse effect on our business, financial condition and results of operations. In addition, if we, our subcontractors or third party manufacturers or suppliers of products we distribute fail to comply with applicable manufacturing regulations, our business could be harmed.

Health care initiatives and other cost-containment pressures could cause us to sell our products at lower prices, resulting in less revenue to us. In the United States, a significant percentage of the patients who receive our IOLs are covered by the federal Medicare program. Reductions in Medicare reimbursement rates and the implementation of other price controls could adversely affect our revenues and financial condition. In addition, changes in existing regulatory requirements or adoption of new requirements could hurt our business, financial condition and results of operations.

We could experience losses due to product liability claims or product recalls or corrections.

We have in the past been, and continue to be, subject to product liability claims and product recalls. As part of our spin-off from Allergan, we assumed the defense of any litigation involving claims related to our business and will indemnify Allergan for all related losses, costs and expenses. As part of our risk management policy, we have obtained third-party product liability insurance coverage. Product liability claims against us may exceed the coverage limits of our insurance policies or cause us to record a self-insured loss. Even if any product liability loss is covered by an insurance policy, these policies have substantial retentions or deductibles that provide that we will not receive insurance proceeds until the losses incurred exceed the amount of those retentions or deductibles. To the extent that any losses are below these retentions or deductibles, we will be responsible for paying these losses. A product liability claim in excess of applicable insurance or a substantial product recall could have a material adverse effect on our business, financial position and results of operations.

Our eye care business competes in a market with marginal growth on a global basis.

We believe that revenue growth of the eye care market in international markets is offset by a decline in the U.S. market, resulting in marginal growth on a global basis in 2002 as compared to 2001. Our eye care business is impacted by trends in the contact lens market such as technological and medical advances in surgical techniques for the correction of vision impairment. Less expensive one-bottle chemical disinfection systems have gained popularity among soft contact lens wearers instead of peroxide-based lens care products, which historically have been our strongest family of lens care products. Also, the growing use and acceptance of daily and extended wear contact lenses and laser correction procedures, along with the other factors above, could have the effect of continuing to reduce demand for lens care products generally. We cannot assure you that we have established appropriate or sufficient marketing and sales plans to mitigate the effect of these trends upon our eye care business. If we cannot timely generate new sources of revenue to offset any decline in revenues from these trends, our operating results will materially suffer.

We conduct a significant amount of our sales and operations outside of the United States. Such sales and operations subject us to additional business risks, such as business interruption, increased costs and currency exchange rate fluctuations, and may cause our profitability to decline.

Because we manufacture and sell a significant portion of our products in a number of foreign countries, our business is subject to risks associated with doing business internationally. In particular, our products are sold in over 60 countries, and our two manufacturing sites are located outside the continental United States, in Añasco, Puerto Rico and Hangzhou, China. In addition, a Spanish subsidiary of ours has entered into an agreement to purchase an existing manufacturing facility in Madrid, Spain, subject to satisfaction of regulatory requirements and customary closing conditions. In 2002, we derived approximately $386.8 million, or 72%, of our net sales, from sales of our products outside of the United States. In addition, in 2002, we derived 27% of our net sales in Japan. For the six months ended June 27, 2003, we derived 74% of our net sales from sales of our products outside the United States and 27% of our net sales in Japan. We intend to continue to pursue growth opportunities in sales internationally, which could expose us to greater risks associated with international sales and operations. Our international operations are, and will continue to be, subject to a number of risks and potential costs, including:

•	the impact of severe acute respiratory syndrome (SARS) on sales of our products and on our manufacturing capacity in China for certain eye care products;

•	unexpected changes in foreign regulatory requirements;

•	differing local product preferences and product requirements;

•	fluctuations in foreign currency exchange rates;

•	political and economic instability;

•	changes in foreign medical reimbursement and coverage policies and programs;

•	diminished protection of intellectual property in some countries outside of the United States;

•	trade protection measures and import or export licensing requirements;

•	difficulty in staffing and managing foreign operations;

•	differing labor regulations; and

•	potentially negative consequences from changes in tax laws.

Any of these factors may, individually or as a group, have a material adverse effect on our business and results of operations. In addition, we are particularly susceptible to the occurrence of any of these risks in Japan due to our high concentration of sales in Japan.

As we expand our international operations, we may encounter new risks. For example, as we focus on building our international sales and distribution networks in new geographic regions, we must continue to develop relationships with qualified local distributors and trading companies. If we are not successful in developing these relationships, we may not be able to grow sales in these geographic regions. These or other similar risks could adversely affect our revenue and profitability.

If we are unable to protect our intellectual property rights, our business and prospects may be harmed.

Our ability to compete effectively is dependent upon the proprietary nature of the designs, processes, technologies and materials owned by, used by or licensed to us. Although we attempt to protect our proprietary property, technologies and processes both in the United States and in foreign countries through a combination of patent law, trade secrets and non-disclosure agreements, these may be insufficient. In addition, because of the differences in foreign patent and other laws concerning proprietary rights, our products may not receive the same degree of protection in foreign countries as they would in the United States.

We may be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products.

There is a substantial amount of litigation over patent and other intellectual property rights in the eye care industry, and in the ophthalmic surgical device and contact lens care markets particularly. The fact that we have patents issued to us for our products does not mean that we will always be able to successfully defend our patents and proprietary rights against challenges or claims of infringement by our competitors. A successful claim of patent or other intellectual property infringement against us could adversely affect our growth and profitability, in some cases materially. We cannot assure you that others will not claim that our proprietary or licensed products are infringing their intellectual property rights or that we do not in fact infringe those intellectual property rights. From time to time, we receive notices from third parties of potential infringement and receive claims of potential infringement. We may be unaware of intellectual property rights of others that may cover some of our technology. If someone claims that our products infringed their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. We also may be subject to significant damages or an injunction preventing us from manufacturing, selling or using some or some aspect of our products in the event of a successful claim of patent or other intellectual property infringement. Any of these adverse consequences could have a material adverse effect on our business and profitability.

Our manufacturing capacity may not be adequate to meet the demands of our business.

We manufacture our products or contract with third parties to manufacture our products. Our products are manufactured in quantities sufficient to satisfy our current level of product sales. If we experience increases in sales, we will need to increase our production beyond our present manufacturing capacity. Additionally, in June 2005 our manufacturing agreement with Allergan will terminate, and we will be required to increase our manufacturing capacities or to contract with additional parties to manufacture our products. To address this need, a Spanish subsidiary of ours has entered into an agreement to purchase a manufacturing facility in Madrid, Spain. However, the transaction is subject to regulatory requirements and customary closing conditions, and we cannot assure you that we will complete the acquisition. In addition, the process to transfer manufacturing of our products to new facilities is lengthy and requires regulatory approval, and our manufacturing and related costs could increase as a result of the transaction. Even if we are able to complete the acquisition of the facility in Spain, we cannot assure you that we will be able to successfully increase our capacity on a profitable basis or complete the regulatory approval process in a timely manner. If we are unable to get the Spain facility fully operational in a timely manner, we may not be able to contract with third parties on terms acceptable to us, if at all, to replace the expected capacity. Any prolonged disruption in the operation of our manufacturing facilities or those of our third-party manufacturers, or any significant increase in associated costs, could materially harm our business and results of operations.

If we do not introduce new commercially successful products in a timely manner, our products may become obsolete over time, customers may not buy our products and our revenue and profitability may decline.

Demand for our products may change in ways we may not anticipate because of:

•	evolving customer needs;

•	the introduction of new products and technologies;

•	evolving surgical practices; and

•	evolving industry standards.

Without the timely introduction of new commercially successful products and enhancements, our products may become obsolete over time, in which case our revenue and operating results would suffer. The success of our new product offerings will depend on several factors, including our ability to:

•	properly identify and anticipate customer needs;

•	commercialize new products in a timely manner;

•	manufacture and deliver products in sufficient volumes on time;

•	differentiate our offerings from competitors’ offerings;

•	achieve positive clinical outcomes for new products;

•	satisfy the increased demands by healthcare payors, providers and patients for lower-cost procedures;

•	innovate and develop new materials, product designs and surgical techniques; and

•	provide adequate medical and/or consumer education relating to new products and attract key surgeons to advocate these new products.

Moreover, innovations generally will require a substantial investment in research and development before we can determine the commercial viability of these innovations, and we may not have the financial resources necessary to fund these innovations. In addition, even if we are able to successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not produce revenue in excess of the costs of development, and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

If we fail to maintain our relationships with health care providers, customers may not buy our products and our revenue and profitability may decline.

We market our products to numerous health care providers, including eye care professionals, hospitals, ambulatory surgical centers, corporate optometry chains and group purchasing organizations. We have developed and strive to maintain close relationships with members of each of these groups who assist in product research and development and advise us on how to satisfy the full range of surgeon and patient needs. We rely on these groups to recommend our products to their patients and to other members of their organizations. The failure of our existing products and any new products we may introduce to retain the support of these various groups could have a material adverse effect on our business, financial condition and results of operations.

If we fail to attract, hire and retain qualified personnel, we may not be able to design, develop, market or sell our products or successfully manage our business.

Our ability to attract new customers, retain existing customers and pursue our strategic objectives depends on the continued services of our current management, sales, product development and technical personnel and our ability to identify, attract, train and retain similar personnel. Competition for top management personnel is intense and we may not be able to recruit and retain the personnel we need. The loss of any one of our management personnel, or our inability to identify, attract, retain and integrate additional qualified management personnel, could make it difficult for us to manage our business successfully and pursue our strategic objectives.

Similarly, competition for skilled sales, product development and technical personnel is intense and we may not be able to recruit and retain the personnel we need. The loss of the services of any key sales, product development and technical personnel, or our inability to hire new personnel with the requisite skills, could restrict our ability to develop new products or enhance existing products in a timely manner, sell products to our customers or manage our business effectively.

We may not be able to hire or retain qualified personnel if we are unable to offer competitive salaries and benefits, or if our stock does not perform well.

Risks Relating to the Securities

The notes are subordinated in right of payment to all of our senior debt, and the subsidiary guarantee is subordinated in right of payment to the subsidiary guarantor’s senior debt; creditors and holders of our non-guarantor subsidiaries generally will have priority with respect to such subsidiaries’ assets.

The notes are our general unsecured obligations and are contractually subordinated in right of payment to all of our existing and future senior debt, including debt under our senior credit facility. As a result, upon any distribution to our creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us or our property, the holders of senior debt will be entitled to be paid in full in cash before any payment may be made with respect to the notes. In addition, all payments on the notes will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on designated senior debt. Our assets remaining after payment of our senior debt may be insufficient to repay the notes.

As of June 27, 2003, after giving effect to the Tender Offer, we would have had approximately $14 million of senior indebtedness outstanding, consisting of borrowings under our senior credit facility. Approximately $12 million of our senior credit facility has been reserved to support letters of credit issued on our behalf, and approximately $74 million, exclusive of letters of credit, was available for future borrowing as of June 27, 2003. We are permitted under the terms of our debt agreements to incur substantial additional debt, all of which could be senior debt, in the future.

In addition, the notes and the guarantees are not secured by any of our or our subsidiaries’ assets. However, the debt we incur under our senior credit facility is secured by substantially all of our assets. In addition, future debt that we incur may be secured by our assets. If we become insolvent or are liquidated, or if payment of any of our secured debt is accelerated, the holders of that secured debt will be entitled to exercise the remedies available to secured lenders under applicable law, including the ability to foreclose on and sell the assets securing such debt to satisfy such debt. In any such case, our remaining assets may be insufficient to repay the notes.

Only AMO Holdings, LLC and any of our other subsidiaries that execute a note guarantee pursuant to the indenture will guarantee our obligations under, or have any obligations to pay amounts due on, the notes. These guarantees are contractually subordinated in right of payment to all senior debt of the subsidiary guarantors. As a result, upon any distribution to that subsidiary guarantor’s creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us or our property, the holders of senior debt of that subsidiary guarantor will be entitled to be paid in full in cash before any payment may be made with respect to that subsidiary’s guarantee of the notes.

In addition, upon any distribution to creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to any of our non-guarantor subsidiaries or their property, the creditors of that non-guarantor subsidiary will be entitled to be paid in full before the non-guarantor subsidiary will be able to distribute any assets to us to satisfy our obligations, including our obligations under the notes. The assets of that non-guarantor subsidiary may not be sufficient to pay all of its creditors, in which case holders of the notes would not be entitled to receive any payments on their notes from the assets of that non-guarantor subsidiary. In addition, our subsidiaries are subject to certain contractual or other restrictions, including negative covenants contained in their debt instruments, on their ability to make distributions or loans to us, which in turn could adversely affect our ability to make payments on the notes. We cannot assure you that our subsidiaries will have the ability to make distributions or loans to us.

As of June 27, 2003, after giving effect to the Tender Offer our subsidiaries would have had approximately $60 million of liabilities outstanding. Of these liabilities, none would have constituted senior debt of our guarantor subsidiary (pursuant to its guarantee of our senior credit facility) and approximately $60 million would have constituted debt and other liabilities of our non-guarantor subsidiaries. Our subsidiaries are permitted under the terms of their debt agreements to incur substantial additional debt and other liabilities in the future.

The notes will rank equal in right of payment to our outstanding 9¼% senior subordinated notes due 2010. As of June 27, 2003, after giving effect to the Tender Offer, we would have had $85 million aggregate principal amount at maturity of our 9¼% senior subordinated notes outstanding.

Our subsidiaries’ guarantees may be subject to cancellation under fraudulent transfer law.

If a subsidiary guarantor were to become a debtor in a case under the United States Bankruptcy Code or otherwise encountered financial difficulty, a court applying federal or state fraudulent transfer law might avoid (that is, cancel) its guarantee.

A court might avoid a subsidiary’s guarantee if it found that, when the subsidiary entered into its guarantee (or, in some jurisdictions, when payments became due under the guarantee), the subsidiary (a) received less than fair consideration or reasonably equivalent value, and (b) either (i) was or was rendered insolvent, (ii) was left with unreasonably small capital with which to conduct its business, or (iii) believed (or reasonably should have believed) that it would incur debts beyond its ability to pay.

A court would probably find that a subsidiary did not receive fair consideration or reasonably equivalent value for its guarantee of the notes, except to the extent that it benefited directly or indirectly from the issuance or the proceeds of the notes.

The determination of whether a subsidiary was or was rendered “insolvent” when it entered into its guarantee would vary depending on the law of the jurisdiction being applied. Generally, an entity would be considered insolvent if the sum of its debts (including contingent or unliquidated debts) is greater than all of its property at a fair valuation or if the present fair salable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts (including contingent or unliquidated debts) as they become absolute and matured.

If a court avoided a subsidiary’s guarantee, you would no longer have a direct claim against that subsidiary or its assets. We cannot assure you that the assets of the other subsidiary guarantors would be sufficient to pay amounts due under the notes.

We may be unable to purchase the notes for cash following a Fundamental Change.

Holders of the notes have the right to require us to repurchase their notes on specified dates or upon the occurrence of a “Fundamental Change” prior to maturity as described under the heading “Description of Notes—Repurchase at Option of the Holder Upon a Fundamental Change.” Any of our future debt agreements may contain a similar provision. We may not have sufficient funds to make the required repurchase in cash at such time or the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the notes in cash may be limited by law or the terms of other agreements relating to our debt outstanding at the time, including our senior credit facility, which restricts our ability to purchase notes for cash until all debt under our senior credit facility is paid in full. We have the ability under the terms of the notes to pay the repurchase price in shares of our common stock, regardless of whether we have cash available. However, if we fail to repurchase the notes in cash or shares of our common stock as required by the indenture, it would constitute an event of default under the indenture governing the notes which, in turn, would constitute an event of default under our senior credit facility and our 9¼% senior subordinated notes and could constitute an event of default under our other indebtedness, even if the Fundamental Change itself would not cause a default. Important corporate events, such as takeovers, recapitalizations or similar transactions, may not constitute a Fundamental Change under the indenture governing the notes and thus may not permit the holders of the notes to require us to repurchase or redeem the notes.

An active trading market may not develop for the notes. The failure of an active trading market to develop for the notes could adversely affect the liquidity and value of your notes.

The notes are not listed on any securities exchange or included for quotation on any automated dealer quotation system. Although the notes initially sold to qualified institutional buyers are eligible for trading in the PORTAL market, the notes resold pursuant to this prospectus will no longer be eligible for trading in the

PORTAL market. An active or sustained market may not develop for the notes, and there can be no assurance as to the liquidity of any market that may develop for the notes. If an active, liquid market does not develop for the notes, the market price and liquidity of the notes may be adversely affected. If any of the notes are traded, they may trade at a discount from their initial offering price.

The liquidity of the trading market, if any, and future trading prices of the notes will depend on many factors, including, among other things, the market price of our common stock, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our operating results, financial performance or prospects.

Any adverse rating of the notes may cause the value of the notes to fall.

One or both of S&P and Moody’s may lower its ratings on the notes. If the rating agencies reduce their ratings on the notes in the future or indicate that they have their ratings on the notes under surveillance or review with possible negative implications, the value of the notes could decline. In addition, a ratings downgrade could adversely affect our ability to access capital. You will have the right to convert your notes into shares of our common stock upon the occurrence of specified credit rating events. See “Description of Notes—Conversion of Notes—Conversion Upon Credit Ratings Event.”

The conditional conversion feature of the notes could result in your receiving less than the value of the common stock into which a note is convertible.

The notes are convertible into shares of our common stock only if specified conditions are met. If these conditions are not met, you will not be able to convert your notes, and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible.

The notes do not restrict our ability to incur additional debt or to take other actions that could negatively impact holders of the notes.

We are not restricted under the terms of the notes from incurring additional debt, including secured debt. In addition, the limited covenants applicable to the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the notes could have the effect of diminishing our ability to make payments on the notes when due. Certain of our other debt instruments may, however, restrict these and other actions.

The price of our common stock, and therefore of the notes, may fluctuate significantly; and this may make it difficult for you to resell the notes or common stock issuable upon conversion of the notes when you want or at prices you find attractive.

The price of our common stock on the New York Stock Exchange constantly changes. We expect that the market price of our common stock will continue to fluctuate. In addition, because the notes are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes.

Our stock price may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance;

•	announcements of innovations, new products, strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

•	the operating and securities price performance of other companies that investors believe are comparable to us;

•	future sales of our equity or equity-related securities, as described in more detail below; and

•	changes in general conditions in our industry and in the economy, the financial markets and the domestic or international political situation.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons often unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, regardless of our operating results.

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and the value of the notes and our ability to raise funds in new stock offerings.

Future sales of substantial amounts of our common stock or equity-related securities in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and the value of the notes and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale, will have on the trading price of our common stock or the value of the notes.

Our stockholder rights plan, charter and bylaws, as well as provisions of Delaware law, could make it difficult for a third party to acquire our company.

We have a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, Delaware corporate law and our charter and bylaws contain provisions that could delay, deter or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions without the concurrence of our management or board of directors. These provisions:

•	authorize our board of directors to issue “blank check” preferred stock, which is preferred stock that can be created and issued by our board of directors, without stockholder approval, with rights senior to those of common stock;

•	provide for a staggered board of directors and three-year terms for directors, so that no more than one-third of our directors could be replaced at any annual meeting;

•	provide that directors may be removed only for cause;

•	provide that stockholder action may be taken only at a special or regular meeting and not by written consent;

•	provide for super-majority voting requirements for some provisions of our charter; and

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

We are also subject to anti-takeover provisions under Delaware law, which could also delay or prevent a change of control. Together, these provisions of our charter and bylaws, Delaware law and our stockholder rights plan may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices of our common stock and, possibly, the notes, and also could limit the price that investors are willing to pay in the future for shares of our common stock and the notes.

You are urged to consider the United States federal income tax consequences of owning the notes.

We will treat the notes for United States federal income tax purposes as contingent payment debt instruments subject to United States federal income tax rules applicable to contingent payment debt instruments. Under that treatment, you are required to include amounts in income, as ordinary income, in advance of your receipt of cash or other property attributable to the notes. You will recognize gain or loss on the sale, purchase by us at your option, exchange, conversion or redemption of a note in an amount equal to the difference between the amount realized, including the fair market value of any of our common stock received, and your adjusted tax basis in the note. Any gain recognized by you on the sale, purchase by us at your option, exchange, conversion or redemption of a note generally will be treated as ordinary interest income and any loss will be treated as ordinary loss to the extent of the interest previously included in income and, thereafter, as capital loss. A discussion of the United States federal income tax consequences of ownership of the notes is included in this prospectus under the heading “United States Federal Income Tax Consequences.”

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges, calculated as described below, for each of the periods indicated is as follows:

	For the Year Ended December 31,					For the Six Months Ended June 27, 2003
	1998	1999	2000	2001	2002
Ratio of earnings to fixed charges(1)	—	6.9x	10.3x	12.4x	3.6x	1.4x

(1)	Earnings were insufficient to cover fixed charges by $5.0 million for the year ended December 31, 1998. For purposes of calculating the ratio, earnings consist of earnings before income taxes and before fixed charges. Fixed charges consist of interest expense and a portion of rental expense deemed a reasonable approximation of the interest factor.

USE OF PROCEEDS

We will not receive any of the proceeds upon the resale of the notes or the shares of our common stock by any selling securityholder.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the New York Stock Exchange under the symbol “AVO.” Our common stock began trading on the New York Stock Exchange on July 1, 2002 as an independent company. The following table sets forth the high and low sales prices of our common stock for the periods indicated as reported by the New York Stock Exchange.

	High	Low
2002
Third Quarter (commencing July 1, 2002)	$10.78	$7.70
Fourth Quarter	12.08	8.21
2003
First Quarter	$13.65	$11.30
Second Quarter	17.65	12.90
Third Quarter (through September 10)	18.91	15.26

On September 10, 2003, the closing sale price of our common stock as reported by the New York Stock Exchange was $17.55 per share. As of the close of business on September 8, 2003, we had approximately 6,200 record holders of our common stock.

We have never declared or paid any cash dividends on our common stock. We do not expect to pay cash dividends on our common stock in the foreseeable future. We intend to retain our future earnings to fund the development and growth of our business. In addition, our senior credit facility restricts our ability to pay cash dividends.

DESCRIPTION OF NOTES

The notes were issued under an indenture, dated as of June 24, 2003, between Advanced Medical Optics, as issuer, AMO Holdings, LLC, as guarantor, and U.S. Bank National Association, as trustee. The notes and the shares of common stock issuable upon conversion of the notes are covered by a registration rights agreement. You may request a copy of the indenture and the registration rights agreement from the trustee.

The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as a holder of the notes.

As used in this “Description of Notes” section, references to “Advanced Medical Optics,” “AMO,” “we,” “our” or “us” refer only to Advanced Medical Optics, Inc., and not its subsidiaries; “AMO Holdings” refers only to AMO Holdings, LLC, and not its subsidiaries.

General

The notes are general unsecured obligations of Advanced Medical Optics. The notes are unconditionally guaranteed by AMO Holdings and will be unconditionally guaranteed by any other subsidiary that executes a note guarantee in accordance with the terms of the indenture, referred to as the guarantors, as described below. Our and AMO Holdings’ payment obligations under the notes and the guarantee are subordinated in right of payment to our senior indebtedness as described under “—Subordination of Notes.” In addition, claims of creditors and holders of preferred stock of AMO’s non-guarantor subsidiaries generally will have priority with respect to the assets of those subsidiaries over the claims of AMO and its creditors, including holders of the notes. Provided that we do not issue any other senior subordinated debt securities guaranteed by any of our subsidiaries, the AMO Holdings guarantee will terminate on the date we have paid in full all of our 9¼% Senior Subordinated Notes due 2010. The notes are convertible into common stock as described under “—Conversion of Notes.”

The notes are limited to $140,000,000 aggregate principal amount. The notes have been issued only in denominations of $1,000 and multiples of $1,000. The notes mature on April 15, 2023 unless earlier converted, redeemed or repurchased.

Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

Holders are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “—Repurchase at Option of the Holder” and “—Redemption at Option of the Holder Upon a Fundamental Change.”

The notes bear interest at a rate of 3½% per annum. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months and accrues from June 24, 2003, or from the most recent date to which interest has been paid or duly provided for. We will pay contingent interest under certain circumstances as described under “—Contingent Interest.” We will pay interest, including contingent interest, if any, on April 15 and October 15 of each year, beginning October 15, 2003, to record holders at the close of business on the preceding April 1 and October 1, as the case may be. Interest payable upon redemption or repurchase, including contingent interest, if any, will be paid to the person to whom principal is payable, unless the redemption date or repurchase date is an interest payment date. Payment of cash interest on the notes will include interest accrued through the day before the applicable interest payment date or redemption date, as the case may be, except as described under “—Redemption at Option of the Holder Upon a Fundamental Change.”

We maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal and premium, if any, on the notes and holders may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We will pay interest on definitive notes by check mailed to a holder’s address as it appears in the note register.

Payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

Conversion of Notes

Each holder may convert any of its notes, in whole or in part, into shares of our common stock on or prior to the final maturity date of the notes, subject to prior redemption or repurchase of the notes, only under the following circumstances:

•	upon satisfaction of a market price condition;

•	upon satisfaction of a trading price condition;

•	upon a credit ratings event;

•	upon notice of redemption; or

•	upon specified corporate transactions.

The number of shares of common stock a holder will receive upon conversion of its notes will be determined by multiplying each $1,000 principal amount of notes it converts by the conversion rate on the date of conversion. The initial conversion rate for the notes is 48.6914 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of approximately $20.538 per share. If we call notes for redemption, a holder may convert the notes only until the close of business on the business day immediately preceding the redemption date unless we fail to pay the redemption price. If a holder has submitted its notes for redemption upon a Fundamental Change, such holder may convert its notes only if it withdraws its redemption election. Similarly, if a holder exercises its option to require us to redeem its notes other than upon a Fundamental Change, those notes may be converted only if such holder withdraws its election to exercise its option in accordance with the terms of the indenture. A holder may convert its notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000. Upon conversion, a holder will not receive any cash payment of interest, including contingent interest, if any, unless such holder converts its notes after a regular record date and prior to the interest payment date to which it relates. We will not issue fractional common shares upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the common stock on the trading day immediately prior to the conversion date. Our delivery to the holder of the full number of shares of our common stock into which a note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest, including contingent interest, if any, attributable to the period from the most recent interest payment date to the conversion date and accrued tax original issue discount attributable to the period from the issue date through the conversion date.

As a result, accrued but unpaid interest, including contingent interest, if any, and accrued tax original issue discount to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next interest payment date, holders of such notes at the close of business on the record date will receive the interest, including contingent interest, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest, including contingent interest, if any, payable on the notes so converted; provided that no such payment need be made (1) if we have specified a redemption date that is after a record date and prior to the next interest payment date, (2) if we have specified a redemption date following a Fundamental Change that is during such period or (3) to the extent of any overdue interest or overdue contingent interest, if any overdue interest or overdue contingent interest exists at the time of conversion with respect to such note.

In lieu of delivery of shares of our common stock upon conversion of any notes, for all or any portion of the notes, we may elect to pay holders surrendering notes an amount in cash per note (or a portion of a note) equal to the applicable stock price multiplied by the conversion rate in effect on the conversion date. We will inform the holders through the trustee of our election to deliver shares of our common stock or to pay cash in lieu of delivery of any of the shares (a) if we have called the notes for redemption as described under “—Optional Redemption by Advanced Medical Optics,” in our notice of redemption, (b) in respect of amounts due at maturity, at least five business days prior to maturity and (c) in all other cases, no later than two business days following the conversion date. Shares of our common stock and cash deliverable upon conversion will be delivered through the conversion agent no later than the third business day following the end of the settlement period. Our senior credit facility may restrict our ability to pay in cash.

The “applicable stock price” means, in respect of a conversion date, the average of the closing sale price per share of our common stock over the five-trading day period (the “settlement period”) beginning on the business day immediately following (a) the redemption date, if we have called the notes for redemption as described under “—Optional Redemption by Advanced Medical Optics,” (b) the maturity date, in respect of conversion notices received at maturity, and (c) in all other cases, the second trading day following such conversion date.

Conversion Upon Satisfaction of Market Price Condition

A holder may surrender its notes for conversion into shares of our common stock on or prior to the maturity date during any fiscal quarter commencing after September 30, 2003 if the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter.

The “closing sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the closing bid and closing ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System or by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the closing sale price on the basis we consider appropriate. The “conversion price” of a note as of any day will equal $1,000 divided by the number of shares of common stock issuable upon conversion of $1,000 principal amount of notes on that day.

Conversion Upon Satisfaction of Trading Price Condition

A holder may surrender its notes for conversion into shares of our common stock on or prior to the maturity date during the five business days immediately following any five consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes (as determined following a request by a holder of the notes in accordance with the procedures described below) for each day of such measurement period was less than 95% of the product of the closing sale price of our common stock and the conversion rate (the “95% Trading Exception”); provided, however, a holder may not convert its notes in reliance on this provision after April 15, 2018 if on any trading day during such measurement period the closing sale price of our common stock was between 100% and 120% of the then current conversion price of the notes.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the trustee for $10,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, this one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $10,000,000 principal amount of the notes from a nationally recognized securities dealer then the trading price per $1,000 principal amount of the notes will be deemed to be less than 95% of the product of the closing sale price of our common stock and the conversion rate.

The trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination. We shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of the notes would be less than 95% of the product of the closing sale price of our common stock and the conversion rate; at which time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price is greater than or equal to 95% of the product of the closing sale price of our common stock and the conversion rate.

Conversion Upon Credit Ratings Event

A holder may surrender its notes for conversion into shares of our common stock during any period in which the credit rating assigned to the notes by S&P or Moody’s is below CCC+ or Caa2, respectively, or if either of these rating agencies does not rate or no longer rates the notes, or if either of these rating agencies suspends or withdraws the rating assigned to the notes.

Conversion Upon Notice of Redemption

If we call notes for redemption, a holder may convert its notes called for redemption until the close of business on the business day immediately preceding the redemption date, after which time such holder’s right to convert will expire unless we default in the payment of the redemption price.

Conversion Upon Specified Corporate Transactions

If we elect to:

•	distribute to all holders of our common stock rights or warrants entitling them to purchase, for a period expiring within 45 days, shares of our common stock at less than the average closing sale price for the ten trading days immediately preceding the declaration date for such distribution; or

•	distribute to all holders of our common stock, assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing sale price of our common stock on the trading day immediately preceding the declaration date for such distribution;

we must notify holders at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, each holder may surrender its notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to the conversion price or a holder’s ability to convert will be made if such holder will otherwise participate in the distribution without conversion.

In addition, if we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, a holder may surrender its notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual date of such transaction. If we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock is converted into cash, securities, or other property, then at the effective time of the transaction, such holder’s right to convert its notes into shares of our common stock will be changed into a right to convert it into the kind and amount of cash, securities and other property which such holder would have received if such holder had converted its notes immediately prior to the transaction. If the transaction also constitutes a Fundamental Change, a holder can require us to redeem all or a portion of its notes as described under “—Repurchase at Option of the Holder Upon a Fundamental Change.”

Conversion Procedures

To convert a definitive note into common stock a holder must do the following:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date a holder complies with these requirements is the conversion date under the indenture. If a holder’s interest is of a beneficial interest in a global note, to convert such holder must comply with the last three requirements listed above and comply with the depositary’s procedures for converting a beneficial interest in a global note.

Conversion Rate Adjustments

We will adjust the conversion rate if any of the following events occurs:

•	we issue common stock as a dividend or distribution on our common stock.

•	we issue to all holders of our common stock rights or warrants to purchase our common stock that are exercisable for not more than 45 days, at less than the sale price of our common stock on the business day immediately preceding the date of announcement of such issuance.

•	we subdivide or combine our common stock.

•	we distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including securities but excluding:

•	rights or warrants specified above; and

•	dividends or distributions specified above.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities (where such closing prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

•	we distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or, with respect to cash distributed on or after April 15, 2008, any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

•	the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause, as adjusted to reflect subdivisions or combinations of the common stock; and

•	1.25% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the declaration date of the dividend, calculated at the time of the declaration of each distribution during such quarter.

If an adjustment is required in respect of a distribution of cash, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the applicable record date by a fraction, (1) the numerator of which shall be the current market price (as defined below) of a share of common stock on the record date and (2) the denominator of which shall be such current market price less (a) the amount of the excess distribution in the case of a quarterly dividend on or after April 15, 2008 or (b) the full amount of the distribution in all other cases, in each case applicable to one share of common stock. “Current market price” shall mean the average of the daily closing sale prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purposes of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution.

•	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

To the extent that our stockholder rights agreement dated June 24, 2002 or any future rights plan adopted by us is in effect upon conversion of the notes into common stock, a holder will receive, in addition to the common stock, the rights under the rights agreement unless the rights have separated from our common stock at the time of conversion of the notes, in which case, the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights. See “Description of Capital Stock—Stockholder Rights Plan.”

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger, binding share exchange or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of a holder’s notes such holder will be entitled to receive the same type of consideration which a holder would have been entitled to receive if such holder had converted its notes into our common stock immediately prior to any of these events.

A holder may in certain situations be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “ United States Federal Tax Consequences.”

We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “ United States Federal Tax Consequences.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate.

Contingent Interest

Beginning with the six-month interest period commencing April 15, 2008, we will pay contingent interest during any six-month interest period to the holders of notes if the trading price of the notes for each of the five trading days ending on the second trading day immediately preceding the first day of the applicable six-month interest period equals or exceeds 120% of the principal amount of the notes.

During any period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of notes will equal 0.25% of the average trading price of $1,000 principal amount of notes during the five trading days immediately preceding the first day of the applicable six-month interest period.

“Trading price” for purposes of determining average note value shall have the meaning set forth above under “—Conversion of Notes—Conversion Upon Satisfaction of Trading Price Condition,” provided that if the trustee cannot reasonably obtain at least one bid for $10,000,000 principal amount of the notes from a nationally recognized securities dealer, then the market price of the notes will equal (1) the then-applicable conversion rate of the notes multiplied by (2) the average closing sale price of our common stock on the five trading days ending on such determination date.

We will notify the holders upon determination that they will be entitled to receive contingent interest during a six-month interest period.

Optional Redemption by Advanced Medical Optics

Beginning April 18, 2008, we may redeem the notes in whole or in part at a redemption price equal to 100% of the principal amount of notes being redeemed, plus accrued and unpaid interest, including contingent interest, if any, to, but excluding, the redemption date. If the redemption date is an interest payment date, interest, including contingent interest, if any, shall be paid on such interest payment date to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and such holder converts a portion of a holder’s notes, the converted portion will be deemed to be of the portion selected for redemption.

We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing.

Repurchase at Option of the Holder

A holder has the right to require us to repurchase its notes on April 15, 2008, 2013 and 2018. We will be required, subject to certain conditions, to repurchase at the repurchase price set forth below any outstanding note for which such holder delivers a written repurchase notice to the paying agent. The paying agent will initially be the trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. A holder may withdraw its repurchase notice at any time prior to the close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice.

The repurchase price payable for a note will be equal to 100% of the principal amount of such note to be repurchased plus accrued and unpaid interest, including contingent interest, if any, to, but excluding, the repurchase date.

We may elect to pay the repurchase price, in whole or in part, in cash, shares of our common stock or a combination of cash and shares of our common stock. The number of shares to be delivered in exchange for the portion of the repurchase price to be paid in shares of our common stock will be equal to that portion of the repurchase price divided by 97.5% of the average closing sale price of our common stock for the five trading days ending on the third trading day prior to the applicable repurchase date (appropriately adjusted to take into account the occurrence of certain events that would result in an adjustment of the conversion rate with respect to our common stock). We will not, however, deliver fractional shares in repurchases using shares of our common stock as consideration. Note holders who would otherwise be entitled to receive fractional shares will instead receive cash in an amount equal to the market price of a share of our common stock multiplied by such fraction.

Because the market price of our common stock will be determined prior to the applicable repurchase date, note holders bear the market risk that our common stock will decline in value between the date the market price is calculated and the repurchase date. Our senior credit facility may restrict our ability to pay in cash.

We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things:

•	whether we will pay the repurchase price of the notes in cash, shares of our common stock, or both (in which case the relative percentages will be specified);

•	if we elect to pay all or a portion of the repurchase price in shares of our common stock, the method by which we are required to calculate market price of the common stock; and

•	the procedures that holders must follow to require us to repurchase their notes.

Our right to repurchase a holder’s notes, in whole or in part, with shares of our common stock is subject to various conditions, including:

•	registration of the shares of our common stock to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

•	qualification or registration of the shares of our common stock to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

•	listing of our common stock on a United States national securities exchange or quoted on an inter-dealer quotation system of any registered United States national securities association.

If these conditions are not satisfied by a repurchase date, we will pay the repurchase price of the notes to be repurchased entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the note holders the required notice, except as described in the preceding sentence.

A holder’s right to require us to repurchase notes is exercisable by delivering a written repurchase notice to the paying agent within 20 business days of the repurchase date:

(1)	if certificated notes have been issued, the note certificate numbers (or, if a holder’s notes are not certificated, such holder’s repurchase notice must comply with appropriate DTC procedures);

(2)	the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

(3)	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

A holder may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if a holder’s notes are not certificated, such holder’s withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its corporate trust office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money or shares of our common stock sufficient to pay the repurchase price of the notes on the business day following the repurchase date, then, immediately after the repurchase date:

•	the note will cease to be outstanding; and

•	interest, including contingent interest, if any, will cease to accrue.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent, and all other rights of the note holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

Our ability to repurchase notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds or be able to arrange sufficient financing to pay the repurchase price in cash on that repurchase date.

We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of the offer to repurchase the notes. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes.

Repurchase at Option of the Holder Upon a Fundamental Change

If a Fundamental Change occurs at any time prior to the maturity of the notes, a holder may require us to repurchase its notes, in whole or in part, on a repurchase date specified by us that is not less than 20 nor more than 35 business days after the date of our notice of the Fundamental Change. The notes will be repurchased only in multiples of $1,000 principal amount.

We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest, including contingent interest, if any, to, but excluding, the repurchase date, unless the repurchase date falls after a record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest, including contingent interest, if any, on such interest payment date to the holder of record at the close of business on the corresponding record date.

We may elect to pay the repurchase price, in whole or in part, in cash, shares of our common stock or a combination of cash and shares of our common stock as described above under “—Repurchase at Option of the Holder.” Our senior credit facility may restrict our ability to pay in cash.

We will mail to all record holders a notice of a Fundamental Change within 10 business days after it has occurred. We are also required to deliver to the trustee a copy of the Fundamental Change notice. If a holder elects to require us to repurchase its notes, a holder must deliver to us or our designated agent, on or before the repurchase date specified in our Fundamental Change notice, such holder’s repurchase notice and any notes to be repurchased, duly endorsed for transfer.

The repurchase notice from the holder must state:

(1)	if certificated notes have been issued, the note certificate numbers (or, if a holder’s notes are not certificated, such holder’s repurchase notice must comply with appropriate DTC procedures);

(2)	the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

(3)	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

A holder may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if a holder’s notes are not certificated, a holder’s withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its corporate trust office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money or shares of our common stock sufficient to pay the repurchase price of the notes on the business day following the repurchase date, then, immediately after the repurchase date:

•	the notes will cease to be outstanding; and

•	interest, including contingent interest, will cease to accrue.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

A “Fundamental Change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act, as amended, in the event of a Fundamental Change.

This Fundamental Change repurchase right could discourage a potential acquirer of Advanced Medical Optics. However, this Fundamental Change repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. The term “Fundamental Change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a Fundamental Change would not necessarily afford a holder protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to repurchase the notes in cash upon a Fundamental Change. If a Fundamental Change were to occur, we may not have enough funds to pay the repurchase price in cash for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes in cash under certain circumstances, or expressly prohibit our repurchase of the notes in cash upon a Fundamental Change or may provide that a Fundamental Change constitutes an event of default under that agreement.

Subordination of Notes

Payment on the notes will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The notes will be equal in right of payment to our other senior subordinated indebtedness, including our 9¼% Senior Subordinated Notes due 2010. In addition, claims of creditors and holders of preferred stock of AMO’s non-guarantor subsidiaries generally will have priority with respect to the assets of those subsidiaries over the claims of AMO and its creditors, including holders of the notes.

Upon any payment or distribution of our assets or securities of any kind or character, whether in cash, property or securities, upon any dissolution or winding-up or total liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other similar proceedings, all senior indebtedness shall first be paid in full in cash or cash equivalents (or such payment shall be duly provided for in a manner satisfactory to holders of our senior indebtedness) or otherwise to the extent holders of our senior indebtedness in their sole discretion accept satisfaction of amounts due by settlement in other than cash or cash equivalents, before the holders of the notes or the trustee on behalf of such holders shall be entitled to receive any payment by us of the principal of, premium, if any, or interest (including contingent interest) on, or any other amount due in respect of, the notes, or any payment by us to acquire any of the notes for cash, property or securities, or any distribution by us with respect to the notes of any cash, property or securities (in each case other than junior securities).

Before any payment may be made by us or on our behalf of the principal of, premium if any or interest (including contingent interest) on, or any other amount due in respect of, the notes upon any such dissolution or winding-up or total liquidation or reorganization, any payment or distribution of our assets or securities of any kind or character, whether in cash, property or securities (in each case other than junior securities), to which the holders of the notes or the trustee on behalf of such holders would be entitled, but for the subordination provisions of the indenture, payment shall be made by us or by any receiver, trustee in bankruptcy, liquidation trustee, agent or other person making such payment or distribution, directly to the holders of the senior indebtedness (pro rata to such holders on the basis of the respective amounts of senior indebtedness held by such holders) or their representatives or to the trustee or trustees or agent or agents under any agreement or indenture pursuant to which any of such senior indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay all such senior indebtedness in full in cash or cash equivalents (or such payment shall be duly provided for in a manner satisfactory to holders of our senior indebtedness) or otherwise to the extent holders of our senior indebtedness in their sole discretion accept satisfaction of amounts due by settlement in other than cash or cash equivalents after giving effect to any prior or concurrent payment, distribution or provision therefor to or for the holders of such senior indebtedness.

No direct or indirect payment will be made by us or on our behalf of principal of, premium, if any, or interest (including contingent interest) on, or any other amount due in respect of, the notes, whether pursuant to the terms of the notes, upon acceleration, pursuant to an offer to purchase, redemption or otherwise (other than in junior securities), if, at the time of such payment, there exists a default in the payment of all or any portion of the obligations on any designated senior indebtedness, whether at maturity, on account of mandatory redemption or prepayment, acceleration or otherwise, and such default shall not have been cured or waived or the benefits of this sentence waived by or on behalf of the holders of such designated senior indebtedness. In addition, during the continuance of any non-payment event of default with respect to any designated senior indebtedness pursuant to which the maturity thereof may be immediately accelerated, and upon receipt by the trustee of written notice from the holder or holders of such designated senior indebtedness or the trustee or agent acting on behalf of the holders of such designated senior indebtedness, then, unless and until such event of default has been cured or waived or has ceased to exist or such designated senior indebtedness has been discharged or repaid in full in cash or cash equivalents (or such payment shall be duly provided for in a manner satisfactory to holders of our senior indebtedness) or otherwise to the extent holders of our senior indebtedness in their sole discretion accept satisfaction of amounts due by settlement in other than cash or cash equivalents or the benefits of these provisions have been waived by the holders of such designated senior indebtedness, no direct or indirect payment will be made by us on our behalf of principal of, premium, if any, or interest (including contingent interest) on, or any other amount due in respect of, the notes, whether pursuant to the terms of the notes, upon acceleration, pursuant to an offer to purchase, redemption or otherwise (other than in junior securities), to such holders during a period commencing on the date of receipt of such notice by the trustee and ending 179 days thereafter. The trustee will be required to deliver a copy of the payment blockage notice to us promptly upon receipt thereof.

Notwithstanding anything in the subordination provisions of the indenture or the notes to the contrary:

(1)	in no event will a payment blockage period extend beyond 179 days from the date the payment blockage notice in respect thereof was given;

(2)	there shall be a period of at least 181 consecutive days in each 360-day period when no payment blockage period is in effect; and

(3)	not more than one payment blockage period may be commenced with respect to the notes during any period of 360 consecutive days.

No event of default that existed or was continuing on the date of commencement of any payment blockage period (whether or not such event is with respect to the same issue of designated senior indebtedness) may be, or be made, the basis for the commencement of any other payment blockage period by the holder or holders of such designated senior indebtedness or the trustee or agent acting on behalf of such designated senior indebtedness, whether or not within a period of 360 consecutive days, unless waived or cured for a period of 90 consecutive days.

The failure to make any payment or distribution for or on account of the notes by reason of the provisions of the indenture described under this “—Subordination of Notes” heading will not be construed as preventing the occurrence of any event of default in respect of the notes. See “—Events of Default; Notice and Waiver” below.

By reason of the subordination provisions described above, in the event of our insolvency, funds which would otherwise be payable to holders of the notes will be paid to the holders of senior indebtedness to the extent necessary to pay the senior indebtedness in full in cash, and we may be unable to meet fully our obligations with respect to the notes.

As of June 27, 2003, after giving effect to the Tender Offer, we would have had approximately $14 million of senior indebtedness outstanding, consisting of borrowings under our senior credit facility, and $85 million aggregate principal amount at maturity of our 9¼% senior subordinated notes due 2010 outstanding, and our subsidiaries would have had approximately $60 million of liabilities (excluding intercompany indebtedness).

Approximately $12 million of our senior credit facility has been reserved to support letters of credit issued on our behalf, and approximately $74 million, exclusive of letters of credit, was available for future borrowing as of June 27, 2003. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee’s claims for these payments will generally be senior to those of note holders in respect of all funds collected or held by the trustee.

For purposes of the foregoing, “designated senior indebtedness” means indebtedness outstanding under the senior credit facility or any other senior indebtedness that at the time of determination has an aggregate principal amount outstanding of at least $25.0 million, if the instrument governing such senior indebtedness expressly states that such indebtedness is “designated senior indebtedness” for purposes of the indenture; and “senior indebtedness” means all obligations under the senior credit facility, hedging obligations and any other indebtedness unless the instrument creating or evidencing such indebtedness expressly provides that such indebtedness is not senior or superior in right of payment to the notes or the applicable note guarantee, in either case, including other obligations, such as fees, expenses, reimbursement obligations arising from letters of credit, indemnities and other obligations specified in the documents governing such senior indebtedness, and all renewals, extensions, modifications, amendments or refinancings thereof; provided, that in no event shall senior indebtedness include (a) to the extent that it may constitute indebtedness, any obligation for federal, state, local or other taxes; (b) any indebtedness among or between AMO and any subsidiary of AMO, unless and for so long as such indebtedness has been pledged to secure obligations to a third party; (c) to the extent that it may constitute indebtedness, any obligation in respect of any trade payable incurred for the purchase of goods or materials, or for services obtained in the ordinary course of business; (d) indebtedness evidenced by the notes; (e) indebtedness of such person that is expressly subordinate or junior in right of payment to any other indebtedness of such person; (f) to the extent that it may constitute indebtedness, any obligation owing under leases (other than capital lease obligations) or management agreements; and (g) any obligation that by operation of law is subordinate to any general unsecured obligations of such person.

Subsidiary Guarantees

Our payment obligations under the notes are guaranteed by AMO Holdings, LLC and will be guaranteed by any other subsidiary that executes a note guarantee in accordance with the terms of the indenture, provided, however, that any such guarantee shall terminate on and as of the date on which we have no senior subordinated debt outstanding (excluding for this purpose, the notes) guaranteed by any of our subsidiaries.

The note guarantee by each guarantor is:

•	a general, unsecured obligation of such guarantor;

•	subordinated in right of payment to all existing and future senior indebtedness of the guarantor, including all guarantees of our senior credit facility;

•	equal in right of payment to its guarantee of our 9¼% senior subordinated notes due 2010 and any future senior subordinated indebtedness; and

•	senior in right of payment to any future subordinated indebtedness of such guarantor.

In addition, claims of creditors and holders of preferred stock of AMO’s non-guarantor subsidiaries generally will have priority with respect to the assets of those subsidiaries over the claims of AMO and its creditors, including holders of the notes.

The obligations of the subsidiary guarantors will be unconditional and absolute, irrespective of any invalidity, illegality or unenforceability of any note or the indenture or any extension, compromise, waiver or release in respect of any obligation or amendment of or supplement to the indenture.

The subsidiary guarantees will, however, be limited in amount to the lesser of (a) the maximum amount that would not render the guarantors’ obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of any applicable state law and (b) the maximum amount that would not render the subsidiary guarantees an improper corporate distribution by the guarantors under California law. In addition, the subsidiary guarantees will cease to be effective if and to the extent that, prior to the date it is probable to be called upon, the guarantors would be required to reflect the amount of such subsidiary guarantee on the face of its balance sheet under generally accepted accounting principles and to do so would prevent the guarantors from distributing to us amounts sufficient to pay principal or interest on the notes when due.

The obligations of the guarantors under the subsidiary guarantees are subordinated, to the same extent as our obligations in respect of the notes, to the prior payment in full in cash of all senior debt of the guarantors, which includes our indebtedness under the senior credit facility and any guarantee by the guarantors of any of our senior debt.

Limitation on Layering

We will not incur any indebtedness that is contractually senior in right of payment to the notes and contractually subordinate in right of payment to any other of our indebtedness. No guarantor shall incur any indebtedness that is contractually senior in right of payment to the note guarantee of such guarantor and contractually subordinate in right of payment to any other indebtedness of such guarantor.

Limitations on Guarantees of Our Senior Subordinated Indebtedness by Subsidiaries

If any subsidiary (including any subsidiary formed or acquired after the issue date of the notes) shall guarantee any of our senior subordinated indebtedness, then such subsidiary shall execute and deliver to the trustee a supplemental indenture in form reasonably satisfactory to the trustee pursuant to which such subsidiary shall unconditionally guarantee all of our obligations under the notes and the indenture on the terms set forth in the indenture.

Notwithstanding the foregoing, any guarantee by a subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged:

•	upon any sale or other disposition of that guarantor or all or substantially all of the assets of that guarantor (including by way of merger or consolidation or any sale of all of the capital stock of that guarantor) to a person other than us or any of our subsidiaries; and

•	if such guarantor’s guarantee of such other senior subordinated indebtedness is released or discharged.

Merger and Sale of Assets by Advanced Medical Optics

The indenture provides that we may not consolidate with or merge with or into any other person or sell, convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us is a corporation or limited liability company organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of our obligations under the notes and the indenture;

•	after giving effect to such transaction, no event of default, and no event which, after notice or passage of time or both, would become an event of default has occurred and is continuing; and

•	we have delivered to the trustee certain certificates and opinions of counsel if so requested by the trustee.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

The following will be events of default under the indenture:

•	we fail to pay principal or premium, if any, when due upon redemption, repurchase or otherwise on the notes, whether or not the payment is prohibited by subordination provisions;

•	we fail to pay any interest, including contingent interest, if any, and liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days, whether or not the payment is prohibited by subordination provisions of the indenture;

•	we fail to provide notice of the occurrence of a Fundamental Change on a timely basis;

•	default in the payment of principal when due at stated maturity or resulting in acceleration of other indebtedness of ours for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $25.0 million, and such acceleration has not been rescinded or annulled within a period of 30 days after written notice;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after written notice; or

•	certain events involving our bankruptcy, insolvency or reorganization.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest, including contingent interest, if any, or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal, premium, if any, and accrued and unpaid interest, including contingent interest, if any, and liquidated damages, if any, on the outstanding notes to be due and payable immediately if there shall no longer be a senior credit facility or if the senior credit facility is in effect, immediately upon the earlier of (1) a declaration of acceleration of indebtedness under the senior credit facility and (2) the fifth business day after written notice of the occurrence of such event of default is delivered to the agent under the senior credit facility. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued and unpaid interest, including contingent interest, if any, and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest, including contingent interest, if any, or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration of acceleration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

Payments of principal, premium, if any, or interest, including contingent interest, if any, or liquidated damages, if any, on the notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest, including contingent interest, if any, or liquidated damages, if any, on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes;

•	the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest, including contingent interest, if any, or liquidated damages, if any, on any note;

•	reduce the principal amount of, or premium due on, any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	adversely change our obligation to redeem any notes called for redemption on a redemption date;

•	adversely change our obligation to repurchase any note at the option of the holder;

•	adversely change our obligation to repurchase any note upon a Fundamental Change;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	adversely affect the right of a holder to convert any note or reduce the number of common shares or any other property receivable upon conversion other than as provided pursuant to the terms of the indenture;

•	adversely modify, in any material respect, the subordination provisions of the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of or waiver under the indenture.

We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, Denomination and Registration

The notes were issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note, Book-Entry Form

The notes are evidenced by one or more global notes. We have deposited the global note or notes with DTC and registered the global note or notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay interest, including contingent interest, if any, on, and the redemption price and the repurchase price of, a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes. In addition, we may at any time and in our sole discretion determine not to have notes represented by global notes and in such event will issue certificates in definitive form in exchange for the global notes.

Registration Rights of the Note Holders

We entered into a registration rights agreement with the initial purchasers of the notes pursuant to which we agreed to file the shelf registration statement of which this prospectus forms a part. If a holder elects to sell registrable securities pursuant to this registration statement such holder will be required to:

•	be named as a selling stockholder in this prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

In the registration rights agreement, we agreed to use our reasonable best efforts to keep this shelf registration statement effective until the earlier of:

•	the date on which all of the registrable securities have been sold pursuant to the shelf registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in force;

•	the expiration of the holding period with respect to the registrable securities under Rule 144(k) under the Securities Act, or any successor provision; or

•	all registrable securities cease to be outstanding.

When we use the term “registrable securities” in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

•	the effective registration under the Securities Act and the resale of the registrable securities in accordance with the registration statement;

•	the expiration of the holding period with respect to the registrable securities under Rule 144(k) under the Securities Act; and

•	the sale of the registrable securities to the public pursuant to Rule 144 under the Securities Act.

We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 45 days in any three-month period; or

•	an aggregate of 120 days for all periods in any 12-month period.

Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus for up to 60 days in any three-month period under certain circumstances, relating to possible acquisitions, financings, recapitalizations, business combinations or other similar transactions.

We will pay predetermined liquidated damages to holders of notes on any interest payment date if the prospectus included in this registration statement is unavailable for periods in excess of those permitted above during the additional period the prospectus is unavailable. You should refer to the registration rights agreement for a description of these liquidated damages. We will have no other liabilities for monetary damages with respect to our registration obligations.

Information Concerning the Trustee

We have appointed U.S. Bank National Association, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may also provide other services to us in the ordinary course of their business. The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Governing Law

The notes and the indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and certain provisions of our certificate of incorporation, bylaws and certain agreements as well as certain provisions of applicable law. The following is only a summary and is qualified by applicable law and by the provisions of our certificate of incorporation, bylaws and such agreements, copies of which are available as set forth under “Where You Can Find More Information.”

Authorized Capital Stock

Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of June 27, 2003, 29,067,538 shares of our common stock were outstanding, excluding treasury stock and shares reserved for issuance upon exercise of outstanding options. No shares of our preferred stock are outstanding.

Common Stock

The holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board with respect to any series of preferred stock, the holders of such shares possess all voting power. Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of common stock are entitled to such dividends as may be declared from time to time by our board from funds available therefor, and upon liquidation are entitled to receive pro rata all assets available for distribution to such holders.

The holders of our common stock have no preemptive rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Under our amended and restated certificate of incorporation, the board has the authority, without further action by stockholders, to issue up to 5,000,000 shares of preferred stock. The board may issue preferred stock in one or more series and may determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance of preferred stock could also have the effect of decreasing the market price of the common stock and could delay, deter or prevent a change in control of our company.

Stockholder Rights Plan

On June 24, 2002, our board of directors adopted a stockholder rights plan and declared a dividend of one preferred share purchase right for each share of our common stock outstanding at the close of business on June 25, 2002. Each right entitles the registered holder thereof, after the rights become exercisable, to purchase from us one one-hundredth ( 1/100th) of a share of Series A junior participating preferred stock, par value $.01 per share, at a purchase price per one one-hundredth ( 1/100th) of a Series A preferred share equal to $60.00, subject to adjustment. Until the earlier to occur of:

•	ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our common stock (an “acquiring person”), subject to limited exceptions; or

•	ten business days, or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an acquiring person following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our common stock, subject to limited exceptions (the earlier of these two dates being called the “distribution date”);

the rights will be evidenced by the stock certificates underlying each outstanding share of our common stock as of the record date.

For purposes of the rights agreement, a person will not be deemed to be the beneficial owner with respect to shares of our common stock which such person acquires or has the right to acquire pursuant to an acquisition agreement if, prior to such person becoming an acquiring person, our board of directors has approved such agreement and determined that such person shall not be or be deemed the beneficial owner, within the meaning of the rights agreement, of such securities.

Our board of directors has passed a resolution that none of the initial purchasers, singly or in the aggregate, shall be or shall be deemed to be the beneficial owner, within the meaning of the rights agreement, of the notes or the shares of common stock issuable upon conversion of the notes as a result of their acquisition of the notes pursuant to the purchase agreement.

The rights are not exercisable until the distribution date. The rights will expire on June 24, 2012, subject to our right to extend such date, unless earlier redeemed or exchanged by us or terminated.

The rights are transferred with and only with the shares of our common stock until the distribution date or earlier redemption or expiration of the rights. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date and those separate right certificates alone will evidence the rights. The rights will at no time have any voting rights.

Each preferred share purchasable upon exercise of the rights will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share, if declared, but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per share of common stock. In the event of our liquidation, dissolution or winding up, the holders of the preferred shares will be entitled to a preferential liquidation payment of $100 per share, plus any accrued but unpaid dividends, but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each preferred share will have 100 votes and will vote together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock. The preferred shares will not be redeemable. These rights are protected by customary anti-dilution provisions. Because of the nature of the preferred shares’ dividend, liquidation and voting rights, the value of one one-hundredth of a preferred share purchasable upon exercise of each right should approximate the value of one share of common stock.

In the event that a person or entity becomes an acquiring person or if we were the surviving corporation in a merger with an acquiring person or any affiliate or associate of an acquiring person and the shares of our common stock were not changed or exchanged, each holder of a right, other than rights that are or were acquired or beneficially owned by the acquiring person, which rights will thereafter be void, will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the then current purchase price of one right. In the event that, after a person has become an acquiring person, we were acquired in a merger or other business combination transaction or more than 50% of our assets or earning power were sold, proper provision shall be made so that each holder of a right shall thereafter have the right to receive, upon the exercise thereof at the then current purchase price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current purchase price of one right.

At any time after any person or entity becomes an acquiring person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by the acquiring person of 50% or more of the then outstanding shares of our common stock, our board of directors may cause us to exchange the rights, other than rights owned by an acquiring person which have become void, in whole or in part, for shares of our common stock at an exchange rate of one share of common stock per right, subject to adjustment.

The rights may be redeemed in whole, but not in part, at a price of $.01 per right by our board of directors at any time prior to the time that an acquiring person has become an acquiring person. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the holders of rights will receive only the redemption price.

The purchase price payable, and the number of one one-hundredths of a preferred share or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

(i)	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred shares;

(ii)	upon the grant to holders of the preferred shares of certain rights or warrants to subscribe for or purchase preferred shares or convertible securities at less than the current market price of the preferred shares; or

(iii)	upon the distribution to holders of the preferred shares of evidences of indebtedness, cash, securities or assets, excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regulation periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of our average net income per share for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in preferred shares (which dividends will be subject to the adjustment described in clause (i) above), or of subscription rights or warrants, other than those referred to above.

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company beyond those as an existing stockholder, including the right to vote or to receive dividends.

Any of the provisions of the rights agreement between us and the rights agent may be amended by our board of directors for so long as the rights are then redeemable, and after the rights are no longer redeemable, we may amend or supplement the rights agreement in any manner that does not adversely affect the interests of the holder of the rights.

One right was distributed to our stockholders for each share of common stock owned of record by them on June 25, 2002. As long as the rights are attached to the shares of our common stock, we will issue one right (subject to adjustment) with each new share of common stock so that all such shares will have attached rights. We have agreed that, from and after the distribution date, we will reserve a sufficient number of preferred shares initially for issuance upon exercise of the rights.

The rights are designed to assure that all of our stockholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of us without paying all stockholders a control premium. The rights will cause substantial dilution to a person or group that acquires 15% or more of our stock on terms not approved by our board of directors. The rights should not interfere with any merger or other business combination approved by our board of directors at any time prior to the first date that any person or entity has become an acquiring person.

Certain Provisions of our Certificate of Incorporation and Bylaws

Takeover Preparedness Provisions.    Various provisions contained in our amended and restated certificate of incorporation, amended and restated bylaws and rights agreement could delay or discourage some transactions involving an actual or potential change in control of us or our management and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock. These provisions:

•	authorize our board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

•	divide our board of directors into three classes of directors, with each class serving a staggered three-year term (as the classification of the board of directors generally increases the difficulty of replacing a majority of the directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the composition of the board of directors);

•	provide that directors may be removed by stockholders only for cause;

•	do not provide for cumulative voting in the election of directors, which, if allowed, could enable a minority stockholder holding a sufficient percentage of a class of shares to ensure the election of one or more directors;

•	require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;

•	state that special meetings of our stockholders may be called only by our board of directors, the chairman of the board of directors or our president;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

•	provide that specified transactions benefiting a holder of greater than 15% of our outstanding common stock, an “interested stockholder”, must comply with procedures designed to ensure that our stockholders receive a fair price and are otherwise adequately informed of the transaction or be approved by either (i) the holders of a supermajority of our outstanding common stock and the holders of a majority of our outstanding common stock that is not held by the interested stockholder or its affiliates or (ii) a majority of the disinterested directors;

•	provide that certain provisions of our certificate of incorporation can be amended only by supermajority vote of the outstanding shares, and that our bylaws can be amended only by supermajority vote of the outstanding shares or by our board of directors;

•	allow only incumbent directors, not our stockholders, to fill vacancies on our board of directors; and

•	provide that the authorized number of directors may be changed only by resolution of the board of directors.

Limitation on Liability of Directors and Indemnification.    Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. We have entered into individual indemnity agreements with some of our officers and directors. We also maintain directors’ and officers’ liability insurance.

As permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law;

•	any breach of his or her duty of loyalty to us or our stockholders; or

•	any transaction from which the director derived an improper personal benefit.

This provision does not affect a director’s liability under the federal securities laws.

To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Delaware Business Combination Statute

We are subject to Section 203 of the Delaware General Corporation Law, which provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

An interested stockholder is generally defined to include any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination.

Transfer Agent and Registrar

Mellon Investor Services LLC is the transfer agent and registrar for our common stock.

New York Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “AVO.”

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material United States federal income tax consequences of the purchase, ownership, conversion, or other disposition of the notes by a holder of the notes and common stock received upon a conversion or repurchase of the notes. This summary is based upon existing United States federal income tax law, which is subject to change or different interpretations, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as notes held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and domestic and foreign tax-exempt organizations (including private foundations)) or to persons that will hold the notes as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary assumes that investors will hold their notes as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the “Code”). Each prospective investor is urged to consult his tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the purchase, ownership, conversion, or other disposition of the notes and common stock received upon a conversion or repurchase of the notes including as a result of changes to United States federal income tax law after the date of this prospectus.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of a note that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created in, or organized under the law of, the United States or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a United States person on the previous day, and elected to continue to be so treated. A beneficial owner of the note that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

U.S. Holders

Classification of the Notes

Pursuant to the terms of the indenture, we and each holder of a note agree to treat the notes, for United States federal income tax purposes, as debt instruments that are subject to the Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”) and to be bound by our application of the CPDI Regulations to the notes, including generally our determination of the rate at which interest will be deemed to accrue on the notes and the related “projected payment schedule” determined by us as described below. The remainder of this discussion assumes that the notes will be so treated and does not address any possible differing treatment of the notes.

No authority directly addresses the treatment of all aspects of the notes for United States federal income tax purposes. The Internal Revenue Service (the “Service”) has issued Revenue Ruling 2002-31 and Notice 2002-36, in which the Service addressed the United States federal income tax classification and treatment of a debt instrument similar, although not identical, to the notes, and the Service concluded that the debt instrument addressed in that published guidance was subject to the CPDI Regulations. In addition, the Service clarified various aspects of the applicability of certain other provisions of the Code to the debt instrument addressed in that published guidance. The applicability of Revenue Ruling 2002-31 and Notice 2002-36 to any particular debt instrument, however, such as the notes, is uncertain. In addition, no rulings are expected to be sought from the Service with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the Service will not take contrary positions. As a result, no assurance can be given that the Service will agree with the tax characterizations and the tax consequences described below. A different treatment of the notes for United States federal income tax purposes could significantly alter the amount, timing, character, and treatment of income, gain or loss recognized in respect of the notes from that which is described below and could require a U.S. Holder to accrue interest income at a higher or lower rate than the “comparable yield” rate as described below.

Interest Income

Pursuant to the CPDI Regulations, which require us to construct a projected payment schedule for the notes, U.S. Holders of the notes will be required to accrue interest income on the notes on a constant yield basis regardless of whether such U.S. Holders use the cash or accrual method of tax accounting. The receipt of interest on the notes will be subject to the CPDI Regulations. U.S. Holders will generally recognize all interest income with respect to the notes on a constant yield basis based on this projected payment schedule (but will not recognize ordinary income upon receipt of cash payments denominated as interest), subject to certain adjustments if actual contingent payments differ from those projected. Such interest income as determined under the projected payment schedule is treated as “original issue discount” for United States federal income tax purposes. Accordingly, U.S. Holders of notes will be required to include amounts in income prior to the receipt of cash payments attributable to such income.

The projected payment schedule will include each noncontingent payment, an estimate of the amount and timing of each contingent payment on the notes determined as of the issue date, and an estimate for a payment at maturity taking into account the conversion feature. The projected payment schedule must produce the “comparable yield.” We intend to take the position that the comparable yield is 8.125%, which is the yield at which we would issue a fixed rate nonconvertible debt instrument with terms and conditions similar to those of the notes. The “comparable yield,” however, is not entirely clear. If the comparable yield were successfully challenged by the Service, the redetermined yield could be materially greater or less than the comparable yield provided by us. The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder’s interest accruals and adjustments thereof in respect of the notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the notes.

The amount of interest that accrues during each accrual period is the product of the “comparable yield” (adjusted to reflect the length of the accrual period) and the note’s “adjusted issue price” at the beginning of each accrual period. The “adjusted issue price” of a note is equal to its “issue price” as described below, increased by interest previously accrued on the note determined under the assumption that payment on the notes will be made in accordance with the projected payment schedule, and decreased by the amount of any noncontingent payments and the projected amount of any contingent payments previously made on the note. A note’s “issue price” is the first price at which a substantial amount of the notes are sold to the public, excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. To the extent that a payment made in respect of the notes is consistent with the projected payment schedule, the receipt of any such payment will not be subject to United States federal income taxation but rather will first be treated as paid in respect of accrued but unpaid original issue discount and thereafter as a repayment of principal.

If, during any taxable year, a U.S. Holder receives actual payments with respect to the notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the CPDI Regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property (including shares of our common stock) received in that year.

If a U.S. Holder receives in a taxable year actual payments with respect to the notes for that taxable year that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the CPDI Regulations equal to the amount of such deficit. The adjustment will

(a) first reduce the U.S. Holder’s interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of clause (a), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the notes previously included in income during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any negative adjustment in excess of the amounts described in clause (a) and (b) will be carried forward to offset future interest income accruals in respect of the notes or to reduce the amount realized on the sale, exchange, conversion, or retirement of the notes.

We will provide to U.S. Holders the projected payment schedule for the notes. The payment amounts, timing thereof, and the comparable yield set forth on the projected payment schedule are for United States federal income tax purposes only and the amount of contingent interest paid by us in cash, or the value of our common stock paid upon a conversion, could differ materially from the amount of contingent interest reflected on the projected payment schedule. The Service, however, may not respect the projected payment schedule including the comparable yield set forth therein if it determines such schedule or yield to be unreasonable, in which case a U.S. Holder could be required for any particular taxable year to include a greater or lesser amount of interest in income. A U.S. Holder may obtain the projected payment schedule by submitting a written request for such information to us at: Advanced Medical Optics, Inc., Chief Financial Officer, 1700 E. St. Andrew Place, Santa Ana, CA 92705.

Each U.S. Holder is urged to consult its tax advisor with respect to the application of the CPDI Regulations described above to the notes.

Notes Purchased at other than the Adjusted Issue Price

A U.S. Holder acquiring a note for an amount other than its “adjusted issue price,” as defined above under “ —Interest Income” will generally accrue original issue discount and make adjustments to such accruals in accordance with the rules described above under “ —Interest Income.” To the extent that a U.S. Holder’s adjusted tax basis in the note differs from the note’s adjusted issue price, however, the U.S. Holder must reasonably allocate any such difference among the daily portions of original issue discount accruing over the remaining term of the note and/or the remaining projected payments. Amounts so allocated will be treated as a positive or negative adjustment, as the case may be, on the date of accrual or payment and the U.S. Holder’s adjusted tax basis in the note will be increased or decreased, as the case may be, to reflect such adjustment.

Sale, Exchange, Conversion, or Redemption

Generally, the sale or exchange of a note, or the redemption of or repurchase of a note for cash or shares of our common stock, will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the notes includes the receipt of shares of our common stock upon conversion as a contingent payment with respect to the notes. Accordingly, we intend to treat the payment of shares of our common stock to a U.S. Holder upon the conversion of a note as a contingent payment under the CPDI Regulations. As described above, U.S. Holders are generally bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, a conversion will also result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange, conversion, or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of shares of our common stock received, reduced by any negative adjustment carryforward as described above and (b) the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note on any date will generally be equal to the holder’s original purchase price for the note, increased by any interest income previously accrued by the U.S. Holder under the CPDI Regulations as described above (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments, as described above, scheduled to be made on the notes to the U.S. Holder through such date (without regard to the amount paid).

Gain recognized upon a sale, exchange, conversion, or redemption of a note will generally be treated as ordinary interest income. Any loss recognized upon a sale, exchange, conversion, or redemption of a note will be treated as an ordinary loss to the extent of original issue discount previously included in income, and thereafter, as capital loss (which will be long-term if the note is held for more than one year). The claim of a deduction in respect of a capital loss is subject to certain limitations.

A U.S. Holder’s tax basis in shares of our common stock received upon a conversion of a note will equal the fair market value of such common stock at the time of conversion. The U.S. Holder’s holding period for the shares of our common stock received will commence on the day immediately following the date of conversion.

Constructive Dividends

If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes is increased, such increase may be deemed to be the payment of a taxable dividend to U.S. Holders of the notes. For example, an increase in the conversion rate in the event of distributions of our debt instruments, or our assets, or an increase in the event of an extraordinary cash dividend, generally will result in deemed dividend treatment to U.S. Holders of the notes, but an increase in the event of stock dividends or the distribution of rights to subscribe for our common stock generally will not.

Dividends on Common Stock

If we make cash distributions on our common stock, the distributions generally will be treated as dividends to a U.S. Holder of our common stock to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles at the end of the taxable year of distribution, then as tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common stock and thereafter as gain from the sale or exchange of that stock. Under recently enacted tax legislation, for taxable years ending on or before December 31, 2008, distributions treated as dividends will be taxable to a non-corporate U.S. Holder at the special reduced rate generally applicable to long-term capital gains. A U.S. Holder will be eligible for this reduced rate only if it has held our common stock for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date.

Disposition of Common Stock

Upon the disposition of our common stock received on conversion or repurchase of a note, a U.S. Holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) the U.S. Holder’s adjusted tax basis in our common stock. That capital gain or loss will be long-term if the U.S. Holder’s holding period in respect of such note is more than one year. The claim of a deduction in respect of a capital loss is subject to certain limitations.

Non-U.S. Holders

Notes

All payments on the notes made to a Non-U.S. Holder, including a payment in our common stock pursuant to a conversion or repurchase, and any gain realized on a sale or exchange of the notes, will be exempt from United States income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving certain types of interest, (ii) the statement requirement set forth in section 871(h) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below, (iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States and (iv) with respect only to gain realized on a sale, exchange, conversion or redemption of the notes, we have not been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter. We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation. If a Non-U.S. Holder of a note were deemed to have received a constructive dividend (see “U.S. Holders—Constructive Dividends” above), however, the Non-U.S. Holder generally would be subject to United States withholding tax at a 30% rate on the taxable amount of such dividend subject to reduction (i) by an applicable treaty if the Non-U.S. Holder provides an IRS Form W-8BEN certifying that it is entitled to such treaty benefits or (ii) upon the receipt of an IRS Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business.

The statement requirement referred to in the preceding paragraph generally will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements.

Common Stock

Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate subject to reduction (a) by an applicable treaty if the Non-U.S. Holder provides an IRS Form W-8BEN certifying that it is entitled to such treaty benefits or (b) upon the receipt of an IRS Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business.

A Non-U.S. Holder generally will not be subject to United States federal income tax on gain realized on the sale or exchange of the common stock received upon a conversion or repurchase of the note unless (a) the gain is effectively connected with the conduct of a trade or business of the Non-U.S. Holder, (b) in the case of a Non-U.S. Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met or (c) we have not been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter. We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation.

Income Effectively Connected with a United States Trade or Business

If a Non-U.S. Holder of notes or our common stock is engaged in a trade or business in the United States, and if interest on the notes, dividends on our common stock, gain realized on the sale, exchange, conversion, repurchase, or other disposition of the notes or gain realized on the sale or exchange of our common stock is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on such interest, dividends or gain in the same manner as if it were a U.S. Holder. Such a Non-U.S. Holder would be required to provide to the withholding agent a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Information Reporting and Backup Withholding

Information returns will be filed annually with the Service and provided to each Non-U.S. Holder with respect to any payments on the notes or our common stock and the proceeds from their sale or other disposition that are subject to withholding or that are exempt from United States withholding tax pursuant to an income tax treaty or other reason. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation. Dividends or interest paid to a Non-U.S. Holder of our common stock or notes generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

The payment of the proceeds from the disposition of the notes or our common stock to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of the notes or our common stock to or through a non-United States office of a non-United States broker will not be subject to information reporting or backup withholding unless the non-United States broker has certain types of relationships with the United States (a “United States related person”). In the case of the payment of the proceeds from the disposition of the notes or common stock to or through a non-United States office of a broker that is either a United States person or a United States related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge or reason to know otherwise.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s United States federal income tax liability, if any, if the Non-U.S. Holder provides, on a timely basis, the required information to the Service.

SELLING SECURITYHOLDERS

The notes were originally issued by us and sold by Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Lehman Brothers Inc., and Banc One Capital Markets, Inc. (the “initial purchasers”) in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the shares of common stock issued upon conversion of such notes. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests.

The table below sets forth the name of each selling securityholder, the principal amount at maturity of notes that each selling securityholder may offer pursuant to this prospectus and the number of shares of common stock into which such notes are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of the outstanding common stock.

The principal amounts of the notes provided in the table below are based on information provided to us by each of the selling securityholders, and the percentages are based on $140,000,000 principal amount at maturity of notes outstanding. The number of shares of common stock that may be sold is calculated based on the current conversion rate of 48.6914 shares per $1,000 principal amount of notes.

Since the date on which each selling securityholder provided this information, each selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of its notes in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required. In addition, the conversion ratio, and therefore the number of shares of our common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling securityholders are not obligated to sell the notes or the shares of common stock issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many shares of common stock that the selling securityholders will hold upon consummation of any such sales.

Name of Selling Securityholder	Aggregate Principal Amount At Maturity of Notes Owned	Amount of Notes Offered Hereby	Percentage of Aggregate Principal Amount of Notes Outstanding	Number of Shares of Common Stock Owned(1)(2)	Number of Shares of Common Stock That May Be Sold(1)(2)		Percentage of Common Stock Outstanding(3)
Akela Captial Master Fund, Ltd.	8,000,000	8,000,000	5.71	389,531	389,531		1.3
AllState Insurance Company	500,000	500,000	0.36	37,446	24,346		*
Arkansas Teachers Retirement	3,995,000	3,995,000	2.85	194,522	194,522		0.7
Baptist Health of South Florida	575,000	575,000	0.41	27,998	27,998		0.1
BBT Fund, L.P.	4,000,000	4,000,000	2.86	194,766	194,766		0.7
BP Amoco PLC Master Trust	103,000	103,000	0.07	5,015	5,015		*
Calamos® Market Neutral Fund—Calamos® Investment Trust	8,000,000	8,000,000	5.71	389,531	389,531		1.3
The Coast Fund, L.P.	1,000,000	1,000,000	0.71	48,691	48,691		0.2
Concentrated Alpha Partners, L.P.	1,000,000	1,000,000	0.71	48,691	48,691		0.2
Consulting Group Capital Markets Funds	450,000	450,000	0.32	21,911	21,911		*
Engineers Joint Pension Fund	375,000	375,000	0.27	18,259	18,259		*
Grace Convertible Arbitrage Fund, Ltd.	3,500,000	3,500,000	2.50	170,420	170,420		0.6
Hotel Union & Hotel Industry of Hawaii Pension Plan	40,000	40,000	0.03	1,948	1,948		*
Innovest Finanzdienstle	1,800,000	1,800,000	1.29	87,645	87,645		0.3
KBC Financial Products USA Inc.	5,000,000	5,000,000	3.57	243,457	243,457		0.8
McMahan Securities Co. L.P.	1,000,000	1,000,000	0.71	48,691	48,691		0.2
Mellon HBV Master Multi Strategy Fund LP	500,000	500,000	0.36	24,346	24,346		*
Nicholas Applegate Capital Management Convertible Fund	750,000	750,000	0.54	36,519	36,519		0.1
Nicholas Applegate Convertible & Income Fund	7,750,000	7,750,000	5.54	377,358	377,358		1.3
Onyx Fund Holdings, LDC	1,000,000	1,000,000	0.71	48,691	48,691		0.2
Peoples Benefit Life Insurance Company Teamsters	2,000,000	2,000,000	1.43	97,383	97,383		0.3
Polaris Vega Fund L.P.	1,000,000	1,000,000	0.71	48,691	48,691		0.2
RBC Alternative Assets LP	100,000	100,000	0.07	12,065	4,869		*
Royal Bank of Canada	3,000,000	3,000,000	2.14	147,074	146,074		0.5
Sage Capital	3,150,000	3,150,000	2.25	153,378	153,378		0.5
San Diego City Retirement	820,000	820,000	0.59	39,927	39,927		0.1
San Diego County Convertible	1,765,000	1,765,000	1.26	85,940	85,940		0.3
Silverback Master, Ltd.	8,500,000	8,500,000	6.07	413,877	413,877		1.4
Sphinx Convertible Arb Fund SPC	37,000	37,000	0.03	1,802	1,802		*
SSI Blended Market Neutral L.P.	64,000	64,000	0.05	3,116	3,116		*
Sunrise Partners Limited Partnership	1,000,000	1,000,000	2.86	194,766	194,766		0.7
Teachers Insurance and Annuity Association of America	2,100,000	2,100,000	1.50	102,252	102,252		0.4
Viacom Inc. Pension Plan Master Trust	4,000	4,000	0.00	195	195		*
Wake Forest University	540,000	540,000	0.39	26,293	26,293		*
Wyoming State Treasurer	930,000	930,000	0.66	45,283	45,283		0.2
Zazove Hedged Convertible Fund, L.P.	1,000,000	1,000,000	0.71	48,691	48,691		0.2
Zurich Institutional Benchmarks Master Fund Ltd.	252,000	252,000	0.18	12,270	12,270		*
All other holders of notes of future transferees, pledgeses, donees, assignees, or successors of any such holders(2)(4)	61,400,000	61,400,000	43.9	3,010,948	2,989,652		9.3

Total	$140,000,000	$140,000,000	100%	$6,816,796	6,816,796	(5)	19.0	(6)%

*	Represents less than 0.1% of the notes outstanding.
(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 48.6914 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes – Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Includes shares issuable upon conversion of the notes. Assumes that any other holders of the notes or any future pledgees, donees, assignees, transferees or successors of or from any other such holders of the notes, do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.
(3)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 29,067,538 common shares outstanding as of June 27, 2003. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder’s notes, but we did not assume conversion of any other holder’s notes.
(4)	Information about other selling securityholders will be set forth in prospectus supplements, if required.
(5)	Represents the number of shares of common stock into which $140,000,000 of notes would be convertible at the conversion rate described in footnote 1 above.
(6)	Represents the amount which the selling securityholders may sell under this prospectus divided by the sum of the common stock outstanding as of June 27, 2003, plus the 6,816,796 shares of common stock into which the $140,000,000 aggregate principal amount of notes is convertible.

PLAN OF DISTRIBUTION

The notes and the shares of common stock issuable upon conversion of the notes are being registered to permit the resale of such securities by the holders of such securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the notes or the common stock. We will bear the fees and expenses incurred in connection with our obligation to register the notes and the shares of common stock issuable upon conversion of the notes. However, the selling securityholders will pay all underwriting discounts and commissions and agent’s commissions, if any.

The selling securityholders may offer and sell the notes and the shares of common stock issuable upon conversion of the notes from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the selling securityholder or by agreement between such holder and underwriters or dealers who may receive fees or commissions in connection with such sale. Such sales may be effected by a variety of methods, including the following:

•	in market transactions;

•	in privately negotiated transactions;

•	through the writing of options;

•	in a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	if we agree to it prior to the distribution, through one or more underwriters on a firm commitment or best-efforts basis;

•	through broker-dealers, which may act as agents or principals;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above or by any other legally available means.

In connection with the sales of the notes and the shares of common stock issuable upon conversion of the notes or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the offered securities, short and deliver the notes and the shares of common stock issuable upon the conversion of the notes to close out such short positions, or loan or pledge the notes and the shares of common stock issuable upon conversion of the notes to broker-dealers that in turn may sell such securities.

If a material arrangement with any underwriter, broker, dealer or other agent is entered into for the sale of any notes or the shares of common stock issuable upon conversion of the notes through a secondary distribution or a purchase by a broker or dealer, or if other material changes are made in the plan of distribution of the notes or the shares of common stock issuable upon conversion of the notes, a prospectus supplement will be filed, if necessary, under the Securities Act disclosing the material terms and conditions of such arrangement. The underwriter or underwriters with respect to an underwritten offering of notes or shares of common stock issuable upon conversion of the notes and the other material terms and conditions of the underwriting will be set forth in a prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of the prospectus supplement. In connection with the sale of the notes and shares of common stock issuable upon conversion of the notes, underwriters will receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of notes and such shares of common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale by the selling securityholders of the notes or shares of common stock issuable upon conversion of the notes. Selling securityholders may decide to sell all or a portion of the notes or the shares of common stock issuable upon conversion of the notes offered by them pursuant to this prospectus or may decide not to sell any notes or shares of common stock under this prospectus. In addition, any selling securityholder may transfer, devise or give the notes or the underlying common stock by other means not described in this prospectus. Any notes or shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling securityholders and any underwriters, broker-dealers or agents participating in the distribution of the notes and the shares of common stock issuable upon conversion of the notes may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the notes or shares of common stock by the selling securityholders and any commissions received by any such underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act. If the selling securityholders are deemed to be underwriters, the selling securityholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

The selling securityholders and any other person participating in the distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales by the selling securityholders and any other relevant person of any of the notes and the shares of common stock issuable upon conversion of the notes. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of notes or shares of common stock issuable upon conversion to engage in market-making activities with respect to the particular notes and shares of common stock issuable upon conversion of the notes being distributed. All of the above may affect the marketability of the notes and the shares of common stock issuable upon conversion of the notes and the ability of any person or entity to engage in market-making activities with respect to the notes and the shares of common stock issuable upon conversion of the notes.

Under the securities laws of certain states, the notes and the shares of common stock issuable upon conversion of the notes may be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states, the notes and the shares of common stock issuable upon conversion of the notes may not be sold unless the notes or the common stock issuable upon conversion of the notes, respectively, have been registered or qualified for sale in the state or an exemption from registration or qualification is available and complied with.

We have agreed to indemnify the selling securityholders against certain civil liabilities, including certain liabilities arising under the Securities Act, and the selling securityholders will be entitled to contribution from us in connection with those liabilities. The selling securityholders will indemnify us against certain civil liabilities, including liabilities arising under the Securities Act, and we will be entitled to contribution from the selling securityholders in connection with those liabilities.

We are permitted to suspend the use of this prospectus under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 45 days in any three-month period and not to exceed an aggregate of 120 days in any 12-month period. Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus for up to 60 days in any three-month period under certain circumstances, relating to possible acquisitions, financings, recapitalizations, business combinations or other similar transactions. If the duration of such suspension exceeds any of the these applicable periods, we have agreed to pay predetermined liquidated damages to holders of notes as described under “Description of Notes—Registration Rights of the Note Holders.”

LEGAL MATTERS

Certain legal matters regarding the notes and the shares of our common stock issuable upon conversion of the notes will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements and financial statement schedule of Advanced Medical Optics, Inc. and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report with respect to the consolidated financial statements refers to a change in the method of accounting for goodwill and intangibles in 2002 and a change in the method of accounting for derivative instruments and hedging activities in 2001.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses payable by the registrant in connection with the registration and sale of the securities being registered hereby. All of such fees and expenses, except the SEC registration fee, are estimated.

SEC Registration Fee	$11,326
Accounting Fees and Expenses	$20,000
Legal Fees and Expenses	$30,000
Printing Expenses	$30,000
Miscellaneous	$23,674
Total	$115,000

Item 15.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation, subject to the procedures and limitations stated therein, to indemnify its directors, officers, employees and agents against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement reasonably incurred, including liabilities under the Securities Act, provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, although in the case of proceedings brought by or on behalf of the corporation, indemnification is limited to expenses and is not permitted if the individual is adjudged liable to the corporation, unless the court determines otherwise. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s certificate of incorporation and bylaws provide for indemnification of its officers and directors to the fullest extent permitted by Delaware law.

As permitted by Section 102 of the Delaware General Corporation Law, the registrant’s certificate of incorporation and bylaws provide that no director will be liable to the registrant or its stockholders for monetary damages for breach of certain fiduciary duties as a director, except for liability under Section 174 of the DGCL or liability for any breach of the director’s duty of loyalty to the registrant or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit.

Section 145 of the Delaware General Corporation Law also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him or her and incurred by him or her in his or her capacity as a director, officer, employee or agent of the corporation, or arising out of his or her status as a director, officer, employee or agent of the corporation. The registrant maintains liability insurance covering its directors and officers for claims asserted against them or incurred by them in their capacity as directors and officers, including claims brought under the Securities Act, within the limits and subject to the limitations of the policies. The indemnification and insurance provided for directors of the registrant are subject to Section 174 of the Delaware General Corporation Law, which governs liability of directors for unlawful payment of dividends or unlawful stock purchase or redemption.

Item 16.    Exhibits

Exhibit No.	Description

4.1

Indenture, dated as of June 24, 2003, among Advanced Medical Optics, Inc., AMO Holdings, LLC and U.S. Bank National Association, as Trustee. (Incorporated herein by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated June 24, 2003)

4.2	Form of 3½% Convertible Senior Note due 2023 (included in Exhibit 4.1)

4.3

Registration Rights Agreement, dated as of June 24, 2003, among Advanced Medical Optics, Inc., AMO Holdings, LLC and Morgan Stanley & Co. Incorporated and Banc of America Securities LLC, on behalf of the Initial Purchasers named therein. (Incorporated herein by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K dated June 24, 2003)

5	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

12	Statement re: Computation of Ratio of Earnings to Fixed Charges

23.1	Independent Auditors’ Consent

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5)

24	Powers of Attorney (included on signature page to this Registration Statement)

25	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of U.S. Bank National Association, trustee under the Indenture.

Item 17.    Undertakings

(A)    The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement and

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in “Item 15 —Indemnification of Directors and Officers” above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints James V. Mazzo, Richard A. Meier and Aimee S. Weisner, and each of them, with full power to act without the others, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(B) under the Securities Act), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santa Ana, State of California, on this 11th day of September, 2003.

ADVANCED MEDICAL OPTICS, INC

By:	/s/ JAMES V. MAZZO

James V. Mazzo President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated, on September 11, 2003.

/s/ JAMES V. MAZZO James V. Mazzo	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ RICHARD A. MEIER Richard A. Meier	Corporate Vice President and Chief Financial Officer

/s/ ROBERT F. GALLAGHER Robert F. Gallagher	Vice President and Controller (Principal Accounting Officer)

/s/ WILLIAM R. GRANT William R. Grant	Chairman of the Board and Director

/s/ CHRISTOPHER G. CHAVEZ Christopher G. Chavez	Director

/s/ WILLIAM J. LINK, PH.D. William J. Link, Ph.D.	Director

/s/ MICHAEL A. MUSSALLEM Michael A. Mussallem	Director

Deborah J. Neff	Director

/s/ JAMES O. ROLLANS James O. Rollans	Director

EXHIBIT INDEX

Exhibit No.	Description

4.1	Indenture, dated as of June 24, 2003, among Advanced Medical Optics, Inc., AMO Holdings, LLC and U.S. Bank National Association, as Trustee. (Incorporated herein by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated June 24, 2003)

4.2	Form of 3½% Convertible Senior Note due 2023 (included in Exhibit 4.1)

4.3	Registration Rights Agreement, dated as of June 24, 2003, among Advanced Medical Optics, Inc., AMO Holdings, LLC and Morgan Stanley & Co. Incorporated and Banc of America Securities LLC, on behalf of the Initial Purchasers named therein. (Incorporated herein by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K dated June 24, 2003)

5	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

12	Statement re: Computation of Ratio of Earnings to Fixed Charges

23.1	Independent Auditors’ Consent

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5)

24	Powers of Attorney (included on signature page to this Registration Statement)

25	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of U.S. Bank National Association, trustee under the Indenture.